
13001330

COMFORT SYSTEMS USA®

Quality People. Building Solutions.

2012 Annual Report

COMFORT SYSTEMS USA®

...People. Building Solutions.

Comfort Systems USA is a leading national installation and service provider for heating, ventilation, and air conditioning systems, and related mechanical services in the commercial, industrial, and institutional markets.





Dear Fellow Stockholders

Thanks to the dedicated team members across our locations, Comfort Systems USA grew stronger and increased its profitability in 2012.

Despite continuing economic weakness for nonresidential building construction, our operating income improved in 2012 by 52% compared with 2011, excluding a one-time goodwill impairment. We maintained a rock-solid balance sheet and had significant positive cash flow. We invested for the future by improving and training our workforce and increasing our commitment to grow our service business. Additionally, we returned $10.4 million to our shareholders in the form of dividends and share repurchases in 2012.

We believe that, despite flat backlog and revenues, the conditions for growth are emerging. Our investments and valuable workforce position us for that growth over the coming years. We have laid a strong foundation for 2013, and we are poised to expand and prosper when demand strengthens.



2012 Results

We were pleased to report improved financial results in 2012. We earned $13.5 million ($0.36 per diluted share) on revenues of $1.3 billion, versus $8.0 million ($0.21 per diluted share) in 2011, excluding the goodwill impairment. Our operating profit margin in 2012 was 1.7%, compared with 1.2% in 2011, excluding the goodwill impairment. We had revenue growth of 9.4% and positive cash flow from operations of over $30.5 million in 2012. We ended the year with nominal debt of $7.4 million and a net cash balance of $33.4 million.

As you study our financials in detail, and particularly as you trace our continued profitability and cash flow in the midst of extraordinary industry challenges over recent years, we believe you will conclude that 2012 represented good progress toward improved profitability.

We are working to justify the faith that our shareholders have shown in our prospects despite three challenging years, and we are optimistic about the long-term value proposition of Comfort Systems USA.



Our Strategy

Over the last three years, the focus of our day-to-day business has been to combine cost efficiency and discipline to succeed in a challenging market. Simultaneously we have invested profits and assets in our future.

We believe that constructing, replacing, and servicing the mechanical systems that control the climate and water in nonresidential buildings is, and will remain, a core necessity in all markets and that demand will return to higher levels in the coming years.

Because we believe in the future, we have employed a consistent strategic approach that will engender success over the next five years. Our focus is on five key strategies:

1. Grow and improve our service business.
2. Increase our share of the best construction work.
3. Innovate.
4. Partner with top performers through acquisitions.
5. Manage and maximize our industry-leading talent.

"To each job we perform, we bring an excellent workforce, financial strength, and a network of operating companies with unmatched experience."


OMNI



1. Grow and Improve our Service Business.

Mechanical systems require repair and replacement as they age. During 2012 we earned 53% of our revenues performing services on existing buildings and systems. In recent years we have made significant incremental investments in service resources, service sales staffing, and entering new service markets.

Today we provide service in more markets than ever, and in carefully selected markets, we are pursuing initiatives to improve our sales, performance, and administrative processes to capture more revenue and improve profit in future years.



2. Increase our Share of the Best Construction Work.

Commitment to quality is the primary reason that Comfort Systems USA continues to improve its position in our industry.

To each job we perform, we bring an excellent workforce, financial strength, and a network of operating companies with unmatched experience. We are seeking a larger share of available work by refining our estimating and cost tracking, and we are continually implementing a job loop approach that encourages accountability and continuous improvement in execution.

We believe that credibility and performance, even more than price, are the crucial ingredients for long-term success in our industry. We expect to grow because we constantly strive to "do the right thing" when it comes to our customers and other stakeholders.

3. Innovate.

During 2012 we made investments that expanded our capabilities in several important areas. We worked to improve computer design resources, increase the efficiency of our shop operations, augment the pre-fabrication component of our work, and share expertise across operations in new materials and processes being developed in our industry.

We help our customers and our economy use energy resources in sensible and efficient ways. HVAC systems are the largest consumer of energy in the vast majority of commercial and institutional facilities. As energy prices increase, the importance of proper service and maintenance is magnified, and a decision to upgrade or replace less-efficient systems requires sophisticated and insightful advice. We have extraordinary energy efficiency expertise, including dedicated offices in Hartford and Little Rock, and strong experience at our many locations.



We are striving to use innovation, technology, and operating leverage to create sustainable business advantages for us and our customers.

4. Partner with Top Performers through Acquisitions.

We are investing in growth by acquisition. After large acquisitions in 2010 and 2011, we added a strong partner in 2012 in Atlanta, and we continue to do tuck-ins to existing operations.

We believe that there are numerous fine organizations that share our values, and we know that Comfort Systems USA provides the best possible partner for owners who believe in our industry, care about improving their business, and want to provide growth opportunities to their employees.


"We firmly believe that our investments
and our people have positioned us to
increase our value over a long time
horizon and that the best is yet to come."



Although we will be prudent and patient, our study of, and ongoing interaction with, our industry and markets gives us confidence that we can make acquisitions that will be rewarding for Comfort Systems USA and our new partners over the long term.

5. Manage and Maximize our Industry-Leading Talent.

Our top priority is to develop the team members who make up Comfort Systems USA. Our employees' assembled skills and commitment are our product and provide us our competitive advantage.

In 2012 we continued our successful training initiatives and added new training classes as we strive to make training excellence a hallmark of Comfort Systems USA.

As part of our commitment to ensuring effective leadership succession at our operating locations, we have developed and initiated an on-site business education and development course with the help of the business school at Rice University.

Our vigorous commitment to safety has helped us to maintain an OSHA recordable incident rate that remains at levels far below the most recently published OSHA rates for our industry.

We believe that our most important operational focus is talent management, employee development, and succession planning. We are concentrating on a long-term effort to secure our future by concentrating on, and investing in, our people at every level of our organization.



Our Outlook

No one knows what the economy holds for 2013 and beyond.

Despite current weakness in the overall economy and especially in the nonresidential building sector, the long-term factors that drive our industry remain positive, even though we believe that industry activity will continue at subdued levels for the present.

We firmly believe that our investments and our people have positioned us to increase our value over a long time horizon and that the best is yet to come. Of course, our company is working at all levels to maintain cost discipline.

We, together with thousands of team members in scores of locations, are more committed than ever to improving every aspect of our performance. Thank you for your belief in us. We will be here every day working to make Comfort Systems USA better and better.



Respectfully,



Brian E. Lane
President and
Chief Executive Officer



William George
Executive Vice President and
Chief Financial Officer





SELECTED FINANCIAL INFORMATION FROM FORM 10-K

(in thousands, except per share amounts)	2012	2011	2010
Revenue	$ 1,331,185	$1,216,654	$1,063,520
Operating income (loss)	$ 22,303	$ (42,641)	$ 31,442
Net income (loss) from continuing operations attributable to Comfort Systems USA	$ 13,108	$ (32,812)	$ 20,564
Net income (loss) from continuing operations attributable to Comfort Systems USA per diluted share	$ 0.35	$ (0.88)	$ 0.54
Net income (loss) attributable to Comfort Systems USA	$ 13,463	$ (36,830)	$ 14,740
Net income (loss) attributable to Comfort Systems USA per diluted share	$ 0.36	$ (0.99)	$ 0.39
Debt	$ 7,400	$ 15,381	$ 29,936
Stockholders' equity	$ 287,306	$ 283,106	$ 312,784
Total assets	$ 580,754	$ 593,980	$ 640,020


UNIVERSITY
HOSPITAL
UAMS

NON-GAAP SUPPLEMENTAL INFORMATION EXCLUDING CERTAIN ITEMS[1]

(in thousands)	2012	2011	2010
Net income from continuing operations attributable to Comfort Systems USA	$ 12,511	$ 8,773	$ 19,630
Net income from continuing operations attributable to Comfort Systems USA per diluted share	$ 0.33	$ 0.23	$ 0.52
Backlog	$ 617,951	$ 629,542	$598,408
Earnings before interest, taxes, depreciation, and amortization	$ 42,381	$ 33,459	$ 47,633
Free cash flow[2]	$ 19,834	$ 21,731	$ 33,497



[1] This supplemental information is from continuing operations (except for free cash flow) and excludes noncash goodwill impairment, changes in fair value of contingent earn-out obligations and tax valuation allowances. This information is presented because it is responsive to frequent questions we receive about the Company from third parties. However, these measures are not considered primary measures of an entity's financial results under generally accepted accounting principles (GAAP), and accordingly, should not be considered as an alternative to similar measures as determined under GAAP and as reported by the Company. Reconciliations between this supplemental information and the Company's results as reported under GAAP can be found under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of the Company's Annual Report on Form 10-K included herein, and in the Company's Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2013.

[2] We define free cash flow (FCF) as cash flow from operating activities, excluding items related to sales of businesses, less customary capital expenditures, plus proceeds from asset sales. FCF may be defined differently by other companies. FCF is presented because it is a financial measure frequently requested by third parties. However, FCF is not considered to be a primary measure of an entity's financial results under GAAP. Accordingly, FCF should not be considered as an alternative to income from operations, net income, or cash flows as determined under GAAP and as reported by the Company. A reconciliation between FCF and the Company's cash flows as determined under GAAP can be found under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of the Company's Annual Report on Form 10-K included herein.











Explanation of Our Form 10-K

Comfort Systems USA is committed to providing clear and comprehensive information about our financial performance. Our 2012 Annual Report includes the complete Form 10-K, which is the report that all U.S. publicly held companies are required to file annually with the Securities and Exchange Commission (SEC).

The information contained in the Form 10-K is separated into Parts, which are then separated into Items. Our Form 10-K has four parts:

Part I: Our Business

In-depth descriptions of our business and industry, strategy, competition, employees, company risk factors, and properties.

Part II: Our Financial Performance

Management's discussion of our results of operations and financial condition, our financial statements, notes, and supplementary data.

Part III: Our Management

A discussion of our code of ethics and directions for those who wish to obtain further information.

Part IV: Exhibits

Certain executives' and directors' signatures and a list of exhibits.

Corporate Information

Corporate Officers

Brian E. Lane
President and Chief Executive Officer

William George III
Executive Vice President and Chief Financial Officer

Thomas N. Tanner
Senior Vice President – Region 1

R. Dean Tillison
Senior Vice President – Region 2

William Fourt
Vice President – Region 3

Charles R. Diltz
Senior Vice President – Region 4

Julie S. Shaeff
Senior Vice President and Chief Accounting Officer

W. Brewster Earle
Senior Vice President – Energy Services

Melissa A. Frazier
Vice President – Audit and Controls

Trent T. McKenna
Vice President and General Counsel

Jon-Paul Weiss
Vice President – Tax and Treasury

Sherlyn Hufford
Vice President – Financial Operations

Corporate Office

675 Bering Drive, Suite 400
Houston, Texas 77057
(713) 830-9600 Phone
(713) 830-9696 Fax

Web Site

www.comfortsystemsusa.com

Board of Directors

William F. Murdy
Chairman of the Board
Comfort Systems USA, Inc.

Brian E. Lane
President and Chief Executive Officer
Comfort Systems USA, Inc.

Franklin Myers
Lead Director
Comfort Systems USA, Inc.
Advisory Director
Quantum Energy Partners

Darcy G. Anderson
Vice Chairman
Hillwood

Herman E. Bulls
Chief Executive Officer, Public Institutions
Jones Lang LaSalle Incorporated
President and Chief Executive Officer
Bulls Advisory Group, LLC

Fred J. Giardinelli
President
Eastern Heating & Cooling, Inc.

Alan P. Krusi
President, Strategic Development
AECOM Technology Corporation

James H. Schultz
Retired President of Trane Commercial Air Conditioning Group

Constance E. Skidmore
Retired Partner of PricewaterhouseCoopers

Vance W. Tang
Former President and Chief Executive Officer of KONE, Inc.

Robert D. Wagner, Jr.
Principal and Advisory Director
Rivington Capital Advisors LLC

Advisory Directors

Tim Albers
President
Quality Air Heating and Cooling, Inc.

Michael McCoy
President
ACI Mechanical, Inc.

Auditors

Ernst & Young, LLP
Houston, Texas

Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Stock Exchange Listing

NYSE Symbol: FIX

Stockholders' Meeting

Thursday, May 16, 2013, at 11:00 am
The Houstonian
111 North Post Oak Lane
Houston, Texas 77024

Additional copies of this Annual Report, incorporating the Company's Form 10-K filed with the Securities and Exchange Commission, are available, without charge, through the Company's Corporate Office. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended December 31, 2012. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.



Quality People. Building Solutions.


ENERGY STAR
PARTNER


U.S. GREEN BUILDING COUNCIL
MEMBER

The paper on which this annual report is printed includes a minimum of 10% post-consumer recovered fiber.

2012 Annual Report

WWW.COMFORTSYSTEMSUSA.COM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
APR - 5 2013
WASH. D.C.
193
SECTION

For the Fiscal Year Ended December 31, 2012

Commission file number: 1-13011

Comfort Systems USA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**76-0526487**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

675 Bering Drive
Suite 400
Houston, Texas 77057
(713) 830-9600

(Address and telephone number of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation SK is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company," in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2012 was approximately $374.2 million, based on the $10.02 last sale price of the registrant's common stock on the New York Stock Exchange on June 30, 2012.

As of February 22, 2013, 37,244,066 shares of the registrant's common stock were outstanding (excluding treasury shares of 3,879,299).

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (other than the required information regarding executive officers) is incorporated by reference from the registrant's definitive proxy statement, which will be filed with the Commission not later than 120 days following December 31, 2012.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Report on Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," or other similar expressions are intended to identify forward-looking statements, which are generally not historic in nature. These forward-looking statements are based on the current expectations and beliefs of Comfort Systems USA, Inc. and its subsidiaries (collectively, the "Company") concerning future developments and their effect on the Company. While the Company's management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates. All comments concerning the Company's expectations for future revenue and operating results are based on the Company's forecasts for its existing operations and do not include the potential impact of any future acquisitions. The Company's forward-looking statements involve significant risks and uncertainties (some of which are beyond the Company's control) and assumptions that could cause actual future results to differ materially from the Company's historical experience and its present expectations or projections. Known material factors that could cause the Company's actual results to differ from those in the forward-looking statements are those described in Part I, "Item 1A. Risk Factors."

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events, or otherwise.

PART I

The terms "Comfort Systems," "we," "us," or "the Company" refer to Comfort Systems USA, Inc. or Comfort Systems USA, Inc. and its consolidated subsidiaries, as appropriate in the context.

ITEM 1. *Business*

Comfort Systems USA, Inc., a Delaware corporation, was established in 1997. We provide comprehensive heating, ventilation and air conditioning ("HVAC") installation, maintenance, repair and replacement services within the mechanical services industry. We have 37 operating units in 72 cities and 87 locations throughout the United States.

We operate primarily in the commercial, industrial and institutional HVAC markets and perform most of our services within office buildings, retail centers, apartment complexes, manufacturing plants, and healthcare, education and government facilities. In addition to standard HVAC services, we provide specialized applications such as building automation control systems, fire protection, process cooling, electronic monitoring and process piping. Certain locations also perform related activities such as electrical service and plumbing. Approximately 99% of our consolidated 2012 revenue was derived from commercial, industrial and institutional customers and large multi-family residential projects. Approximately 47% of our revenue was attributable to installation services in newly constructed facilities and 53% were attributable to maintenance, repair and replacement services. Our consolidated 2012 revenue was derived from the following service activities, all of which are in the mechanical services industry, the single industry segment we serve:

Service Activity	Percentage of Revenue
HVAC	75%
Plumbing	16%
Building Automation Control Systems	5%
Other	4%
Total	100%

Our Internet address is *http://www.comfortsystemsusa.com*. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our website also includes our code of ethics, titled "Corporate Compliance Policy: Standards and Procedures Regarding Business Practices," together with other governance materials including our corporate governance guidelines and our Board committee charters. Printed versions of our code of ethics and our corporate governance guidelines may be obtained upon written request to our Corporate Compliance Officer at our headquarters address.

Industry Overview

We believe that the commercial, industrial, and institutional HVAC industry has historically generated annual revenue in excess of $40 billion. HVAC systems are necessary to virtually all commercial, industrial and institutional buildings as well as homes. Because most buildings are sealed, HVAC systems provide the primary method of circulating fresh air in such buildings. In many instances, replacing an aging system with a modern, energy-efficient HVAC system significantly reduces a building's operating costs and improves air quality and HVAC system effectiveness. Older commercial, industrial and institutional facilities often have poor air quality as well as inadequate air conditioning, and older HVAC systems result in significantly higher energy costs than do modern systems. These factors cause many facility owners to consider replacing older systems before the end of their functioning lives.

Many factors positively affect HVAC industry growth, particularly (i) population growth, which has increased the need for commercial, industrial and institutional space, (ii) an aging installed base of buildings and HVAC environmental and energy efficiency equipment, (iii) increasing sophistication, complexity, and efficiency of HVAC systems, (iv) growing emphasis on environmental and energy efficiency, and (v) reduction or elimination of the refrigerants commonly used in older HVAC systems. We believe these factors should increase demand for the reconfiguration or replacement of existing HVAC systems and may also mitigate, to some extent, the effect on the HVAC industry of the cyclicality inherent in the traditional construction industry.

The HVAC industry can be broadly divided into two service functions:

- installation in newly constructed facilities, which provided approximately 47% of our revenue in 2012, and
- maintenance, repair and replacement in existing facilities, which provided the remaining 53% of our 2012 revenue.

Installation Services—Installation services consist of "design and build" and "plan and spec" projects. In "design and build" projects, the commercial HVAC company is responsible for designing, engineering and installing a cost-effective, energy-efficient system customized to the specific needs of the building owner. Costs and other project terms are normally negotiated between the building owner or its representative and the HVAC company. Companies that specialize in "design and build" projects generally have specially trained HVAC engineers, CAD/CAM design systems and in-house sheet metal and prefabrication capabilities. These companies use a consultative approach with customers and tend to develop long-term relationships with building owners and developers, general contractors, architects, consulting engineers and property managers. "Plan and spec" installation refers to projects in which a third-party architect or consulting engineer designs the HVAC systems and the installation project is "put out for bid." We believe that "plan and spec" projects usually take longer to complete than "design and build" projects because the system design and installation process generally are not integrated, thus resulting in more frequent adjustments to the technical specifications of the project and corresponding changes in work requirements and schedules. These adjustments can occur during the bid process or during the project itself, in either case adding weeks or months to the project schedule. Furthermore, in "plan and spec" projects, the HVAC company is not responsible for project design and other parties must also approve any changes, thereby increasing overall project time and cost.

Maintenance, Repair and Replacement Services—These services include maintaining, repairing, replacing, reconfiguring and monitoring previously installed HVAC systems and building automation controls. The growth and aging of the installed base of HVAC systems and the demand for more efficient and sophisticated systems and building automation controls have fueled growth in this service line. The increasing complexity of these HVAC systems is leading many commercial, industrial and institutional building owners and property managers to increase attention to maintenance and to outsource maintenance and repair, often through service agreements with HVAC service providers. In addition, further restrictions have been placed on the use of certain types of refrigerants used in HVAC systems, which, along with indoor air quality concerns, may increase demand for the reconfiguration and replacement of existing HVAC systems. State-of-the-art control and monitoring systems feature electronic sensors and microprocessors. These systems require specialized training to install, maintain and repair, and the typical building engineer employed directly by a building owner or manager has not received this training. Increasingly, HVAC systems in commercial, industrial and institutional buildings are being remotely monitored through computer-based communications systems to improve energy efficiency and expedite problem diagnosis and correction, thereby allowing us to provide maintenance and repair services at a lower cost.

Strategy

We focus on strengthening operating competencies and on increasing profit margins. The key objectives of our strategy are to generate growth in our construction and service operations, improve productivity through innovation and to acquire complementing businesses. In order to accomplish our objectives we are currently focused on the following elements:

Achieve Excellence in Core Competencies—We have identified six core competencies that we believe are critical to attracting and retaining customers, increasing operating income and cash flow and creating additional employment opportunities. The six core competencies are: (i) customer cultivation and rapport, (ii) design and build expertise, (iii) estimating, (iv) job costing and job measurements, (v) safety, and (vi) service capability.

Achieve Operating Efficiencies—We think we can achieve operating efficiencies and cost savings through purchasing economies, adopting "best practices" operating programs, and focusing on job management to deliver services in a cost-effective and efficient manner. We have placed great emphasis on improving the "job loop" at our locations—qualifying, estimating, pricing and executing projects effectively and efficiently, then promptly assessing project experience for applicability to current and future projects. We also use our combined purchasing to gain volume discounts on products and services such as HVAC components, raw materials, services, vehicles, bonding, insurance and employee benefits.

Attract, Retain and Invest in our Employees—We seek to attract and retain quality employees by providing them an enhanced career path from working for a larger company, the opportunity to realize a more stable income and attractive benefits packages. Over the past few years we have made substantial investments in training, including programs for project managers, field superintendents, service managers, sales managers, estimators, and more recently, leadership and development of key managers and leaders. We believe these programs can lead to significantly increased efficiency and growth.

Focus on Commercial, Industrial and Institutional Markets—We primarily focus on the commercial, industrial and institutional markets, with particular emphasis on "design and build" installation services, and on maintenance, repair and replacement services. We believe that the commercial, industrial and institutional HVAC markets are attractive because of their growth opportunities, large and diverse customer base, reduced weather exposure as compared to residential markets, attractive margins and potential for long-term relationships with building owners, property managers, general contractors and architects. We believe that although the end-use is ultimately residential, large multi-family projects have many of the same characteristics as commercial construction and we participate in this market when conditions are favorable. Approximately 99% of our consolidated 2012 revenue was derived from commercial, industrial and institutional customers and large multi-family residential projects.

Leveraging Resources and Capabilities—We believe significant operating efficiencies can be achieved by leveraging resources among our operating locations. For example, we have shifted certain prefabrication activities into centralized locations thereby increasing asset utilization in these centralized locations and redirecting prefabrication employees into other operational areas. We also allocate our engineering, field and supervisory labor from one operation to another to more fully use our employee base, meet our customers' needs, and share expertise. We believe we have realized scale benefits from combining purchasing, insurance, benefits, bonding, and financing activities across our operations. We also believe larger regional and national commercial, industrial and institutional entities can benefit from consolidating their HVAC needs with service companies that are capable of providing those services regionally or nationally. In response to this opportunity, we operate a national call center to dispatch technicians to regional and national sites requiring service and use web-based proprietary information systems to maintain information on the customer's sites and equipment.

Maintain a Diverse Customer, Geographic and Project Base—We have what we believe is a well-diversified distribution of revenue across end-use sectors that reduces our exposure to negative developments in any given sector. We also believe we have a reasonable degree of geographical diversification, again reducing our exposure to negative developments in any given region. Our distribution of revenue in 2012 by end-use sector was as follows:

Manufacturing	23%
Education	22%
Healthcare	13%
Government	13%
Office Buildings	10%
Retail/Restaurants	6%
Multi-Family	4%
Lodging and Entertainment	3%
Distribution	2%
Religious/Not for profit	1%
Residential	1%
Other	2%
Total	100%

Approximately 84% of our revenue is earned on a project basis for installation of HVAC systems in newly constructed facilities or for replacement of HVAC systems in existing facilities. As of December 31, 2012, we had 4,273 projects in process with an aggregate contract value of approximately $1,859.9 million. Our average project takes six to nine months to complete, with an average contract price of approximately $435,000. This relatively small average project size, when taken together with the approximately 16% of our revenue derived from maintenance and service, provides us with what we believe is a broad base of work for a company involved in the construction services sector. A stratification of projects in progress as of December 31, 2012, by contract price, is as follows:

Contract Price of Project	No. of Projects	Aggregate Contract Price Value (millions)
Under $1 million	3,930	$ 340.8
$1 million - $5 million	260	599.7
$5 million - $10 million	53	361.6
$10 million - $15 million	18	220.7
Greater than $15 million	12	337.1
Total	4,273	$1,859.9

Seek Growth Through Expansion and Acquisitions—We believe that we can increase our operating income by opportunistically entering new markets or service lines through expansion and acquisition. We have based such expansion on existing customers, relationships or expertise, and expect to selectively pursue such opportunities in the future. We continually seek opportunities to acquire businesses that have attractive valuations and meet other criteria involving financial, operational, management and geographic considerations.

We are investing in initiatives to expand the proportion of our revenue that is service based. We are actively concentrating our existing managerial resources on training and hiring experienced employees to procure and profitably perform service work. In some locations we have added service capability, and we believe our investments and efforts will stimulate growth in all aspects of the commercial HVAC and service and repair business.

Operations and Services Provided

We provide a wide range of installation, maintenance, repair and replacement services for HVAC and related systems in commercial, industrial and institutional properties. We manage our locations on a decentralized basis, with local management maintaining responsibility for day-to-day operating decisions. Our local management is augmented by regional leadership that focuses on core business competencies, regional financial performance, cooperation and coordination between locations, implementing best practices and on major corporate initiatives. In addition to senior management, local personnel generally include design engineers, sales personnel, customer service personnel, installation and service technicians, sheet metal and prefabrication technicians, estimators and administrative personnel. We have centralized certain administrative functions such as insurance, employee benefits, training, safety programs, marketing and cash management to enable our local operating management to focus on pursuing new business opportunities and improving operating efficiencies. We also combine certain back office and administrative functions at various locations.

Installation Services—Our installation business related to newly constructed facilities, which comprised approximately 47% of our consolidated 2012 revenue, involves the design, engineering, integration, installation and start-up of HVAC, building automation controls and related systems. We provide "design and build" and "plan and spec" installation services for office buildings, retail centers, apartment complexes, manufacturing plants, healthcare, education and government facilities and other commercial, industrial and institutional facilities. In a "design and build" installation, working with the customer, we determine the needed capacity and energy efficiency of the HVAC system that best suits the proposed facility. We then estimate the amount of time, labor, materials and equipment needed to build the specified system. The final design, terms, price and timing of the project are then negotiated with the customer or its representatives, after which any necessary modifications are made to the system plan. In "plan and spec" installation, we participate in a bid process to provide labor, equipment, materials and installation based on plans and engineering specifications provided by a customer, general contractor or consulting engineer.

Once an agreement has been reached, we order the necessary materials and equipment for delivery to meet the project schedule. In many instances, we fabricate the ductwork and piping and assemble certain components for the system based on the mechanical drawing specifications, eliminating the need to subcontract ductwork or piping fabrication. Then we install the system at the project site, working closely with the general contractor. Our average project takes six to nine months to complete, with an average contract price of approximately $435,000. We also perform larger project work, with 343 contracts in progress at December 31, 2012 with contract prices in excess of $1 million. Our largest project currently in progress has a contract price of $54.0 million. Project contracts typically provide for periodic billings to the customer as we meet progress milestones or incur cost on the project. Project contracts in our industry also frequently allow for a small portion of progress billings or contract price to be withheld by the customer until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage.

We also install process cooling systems and building automation controls and monitoring systems. Process cooling systems are used primarily in industrial facilities to provide heating and/or cooling to precise temperature and climate standards for products being manufactured and for the manufacturing equipment. Building automation control systems are used in HVAC and process cooling systems to maintain pre-established temperature or climate standards for commercial or industrial facilities. Building automation control systems are capable not only of controlling a facility's entire HVAC system, often on a room-by-room basis, but can also be programmed to integrate energy management, and monitoring for purposes of security, fire, card key access, lighting and other building systems. This monitoring can be performed on-site or remotely through a computer-based communications system. The monitoring system communicates an exception when a system is operating outside pre-established parameters. Diagnosis of potential problems and remedial adjustments can often be performed remotely from system monitoring terminals.

Maintenance, Repair and Replacement Services—Our maintenance, repair and replacement services comprised approximately 53% of our consolidated 2012 revenue and include the maintenance, repair, replacement, reconfiguration and monitoring of HVAC systems and industrial process piping. Approximately 70% of our maintenance, repair and replacement revenue were derived from replacing and reconfiguring existing HVAC systems for commercial, industrial and institutional customers. Replacement and reconfiguration are usually performed on a project basis and often use consultative expertise similar to that provided in the "design and build" installation market.

Maintenance and repair services are provided either in response to service calls or under a service agreement. Service calls are coordinated by customer service representatives or dispatchers that use computer and communication technology to process orders, arrange service calls, communicate with customers, dispatch technicians and invoice customers. Service technicians work from service vehicles equipped with commonly used parts, supplies and tools to complete a variety of jobs. Commercial, industrial and institutional service agreements usually have terms of one to three years, with automatic annual renewals, and typically with thirty- to sixty-day cancellation notice periods. We also provide remote monitoring of temperature, pressure, humidity and air flow for HVAC systems. If the system is not operating within the specifications set forth by the customer and cannot be remotely adjusted, a service crew is dispatched to analyze and repair the system.

Sources of Supply

The raw materials and components we use include HVAC system components, ductwork, steel, sheet metal and copper tubing and piping. These raw materials and components are generally available from a variety of domestic or foreign suppliers at competitive prices. Delivery times are typically short for most raw materials and standard components, but during periods of peak demand, may extend to one month or more. Over the last several years, many steel, iron and copper products, in particular, have experienced significant price fluctuation and some constrained availability. We estimate that direct purchase of commodities and finished products comprises between 10% and 15% of our average project cost. We have procedures to reduce commodity cost exposure; early buying of commodities for particular projects, or for general inventory, as well as including escalation and escape provisions in project bids and contracts wherever possible. The negative effects of unrecovered commodity cost inflation in our project results have been modest, and are reviewed further in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report.

Chillers for large units typically have the longest delivery time and generally have lead times of up to six months. The major components of commercial HVAC systems are compressors and chillers that are manufactured primarily by Carrier, Lennox, McQuay, Trane and York. The major suppliers of building automation control systems are Honeywell, Johnson Controls, Siemens, York, Automated Logic, Novar and Andover Control Corporation. We do not have any significant contracts guaranteeing us a supply of raw materials or components.

We administer a portion of our procurement activities with Emcor Group, a larger publicly-held provider of electrical and mechanical services and facilities management. This coordination includes contractual arrangements with Emcor under which certain Emcor employees provide procurement management services to us.

Cyclicality and Seasonality

Historically, the construction industry has been highly cyclical. As a result, our volume of business may generally be adversely affected by declines in new installation and replacement projects in various geographic regions of the United States during periods of economic weakness.

The HVAC industry is subject to seasonal variations. Specifically, the demand for new installation and replacement is generally lower during the winter months (the first quarter of the year) due to reduced construction activity during inclement weather and less use of air conditioning during the colder months. Demand for HVAC services is generally higher in the second and third calendar quarters due to increased construction activity and increased use of air conditioning during the warmer months. Accordingly, we expect our revenue and operating results generally will be lower in the first and fourth calendar quarters.

Sales and Marketing

We have a diverse customer base, with no single customer accounting for more than 3% of consolidated 2012 revenue. Management and a dedicated sales force are responsible for developing and maintaining successful long-term relationships with key customers. Customers generally include building owners and developers and property managers, as well as general contractors, architects and consulting engineers. We intend to continue our emphasis on developing and maintaining long-term relationships with our customers by providing superior, high-quality service in a professional manner. We believe we can continue to leverage the diverse technical and marketing strengths at individual locations to expand the services offered in other local markets. With respect to multi-location service opportunities, we maintain a national sales force in our national accounts group.

Employees

As of December 31, 2012, we had 6,681 employees. We have collective bargaining agreements covering five employees. We have not experienced and do not expect any significant strikes or work stoppages and believe our relations with employees covered by collective bargaining agreements are good.

Recruiting, Training and Safety

Our continued success depends, in part, on our ability to continue to attract, retain and motivate qualified engineers, service technicians, field supervisors and project managers. We believe our success in retaining qualified employees will be based on the quality of our recruiting, training, compensation, employee benefits programs and opportunities for advancement. We provide on-the-job training, technical training, apprenticeship programs, attractive benefit packages and career advancement opportunities within our company.

We have established comprehensive safety programs throughout our operations to ensure that all technicians comply with safety standards we have established and that are established under federal, state and local laws and regulations. Additionally, we have implemented a "best practices" safety program throughout our operations, which provides employees with incentives to improve safety performance and decrease workplace accidents. Regional safety directors establish safety programs and benchmarking to improve safety within their region. Finally, our employment screening process seeks to determine that prospective employees have requisite skills, sufficient background references and acceptable driving records, if applicable. Our rate of incidents recordable under the standards of the Occupational Safety and Health Administration ("OSHA") per one hundred employees per year, also known as the OSHA recordable rate, was 2.81 during 2012. This level was 38% better than the most recently published OSHA rate for our industry.

Insurance and Litigation

The primary insured risks in our operations are bodily injury, property damage and workers' compensation injuries. We retain the risk for workers' compensation, employer's liability, auto liability, general liability and employee group health claims resulting from uninsured deductibles per incident or occurrence. Because we have very large deductibles, the vast majority of our claims are paid by us, so as a practical matter we self-insure the great majority of these risks. Losses up to such per-incident deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages using the assistance of an actuary to project the extent of these obligations.

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, in our opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results or financial condition, after giving effect to provisions already recorded.

We typically warrant labor for the first year after installation on new HVAC systems and pass through to the customer manufacturers' warranties on equipment. We generally warrant labor for thirty days after servicing existing HVAC systems. We do not expect warranty claims to have a material adverse effect on our financial position or results of operations.

Competition

The HVAC industry is highly competitive and consists of thousands of local and regional companies. We believe that purchasing decisions in the commercial, industrial and institutional markets are based on (i) competitive price, (ii) long-term customer relationships, (iii) quality, timeliness and reliability of services provided, (iv) an organization's perceived stability based on years in business, financial strength and access to bonding, (v) range of services provided, and (vi) scale of operation. To improve our competitive position we focus on both the consultative "design and build" installation market and the maintenance, repair and replacement market to promote first the development and then the strengthening of long-term customer relationships. In addition, we believe our ability to provide multi-location coverage, access to project financing and specialized technical skills for facilities owners gives us a strategic advantage over smaller competitors who may be unable to provide these services to customers at a competitive price.

We believe that we are larger than most of our competitors, which are generally small, owner-operated companies that typically operate in a limited geographic area. However, there are divisions of larger contracting companies, utilities and HVAC equipment manufacturers that provide HVAC services in some of the same service lines and geographic areas we serve. Some of these competitors and potential competitors have greater financial resources than we do to finance development opportunities and support their operations. We believe our smaller competitors generally compete with us based on price and their long-term relationships with local customers. Our larger competitors compete with us on those factors but may also provide attractive financing and comprehensive service and product packages.

Vehicles

We operate a fleet of various owned or leased service trucks, vans and support vehicles. We believe these vehicles generally are well maintained and sufficient for our current operations.

Governmental Regulation and Environmental Matters

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building and HVAC codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, and (iv) regulations relating to worker safety and protection of the environment. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations we could be subject to substantial fines or revocation of our operating licenses.

Many state and local regulations governing the HVAC services trades require individuals to hold permits and licenses. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of our service technicians who work in the state or county that issued the permit or license. We seek to ensure that, where possible, we have two employees who hold any such permits or licenses that may be material to our operations in a particular geographic region.

Our operations are subject to the federal Clean Air Act, as amended, which governs air emissions and imposes specific requirements on the use and handling of chlorofluorocarbons, or CFCs, and certain other refrigerants. Clean Air Act regulations require the certification of service technicians involved in the service or repair of equipment containing these refrigerants and also regulate the containment and recycling of these refrigerants. These requirements have increased our training expenses and expenditures for containment and recycling equipment. The Clean Air Act is intended ultimately to eliminate the use of CFCs in the United States and to require alternative refrigerants to be used in replacement HVAC systems. We do not believe these regulations involving CFCs will materially affect our business on the whole because, although they require us to incur modest ongoing training costs, our competitors also incur such costs, and the regulations may encourage our customers to update their HVAC systems.

Executive Officers

We have four executive officers.

Brian Lane, age 55, has served as our Chief Executive Officer and President since December 2011 and as a director since 2010. Mr. Lane served as our President and Chief Operating Officer from March 2010 until December 2011. Mr. Lane joined the Company in October 2003 and served as Vice President and then Senior Vice President for Region One of the Company until he was named Executive Vice President and Chief Operating Officer in January 2009. Prior to joining the Company, Mr. Lane spent fifteen years at Halliburton, a global provider of products and services to energy, industrial, and government customers, including employment by Brown and Root, an engineering and construction company. During his tenure, he held various positions in business development, strategy, and project activities, including the position of Regional Director of Europe and Africa. Additionally, he held the position of Vice President at Kvaerner, an international engineering and construction company.

William George, age 48, has served as our Executive Vice President and Chief Financial Officer since May 2005, was our Senior Vice President, General Counsel and Secretary from May 1998 to May 2005, and was our Vice President, General Counsel and Secretary from March 1997 to April 1998. From October 1995 to February 1997, Mr. George was Vice President and General Counsel of American Medical Response, Inc., a publicly-traded healthcare transportation company. From September 1992 to September 1995, Mr. George practiced corporate and antitrust law at Ropes & Gray, a Boston, Massachusetts law firm.

Julie S. Shaeff, age 47, has served as our Senior Vice President and Chief Accounting Officer since May 2005, was our Vice President and Corporate Controller from March 2002 to May 2005, and was our Assistant Corporate Controller from September 1999 to February 2002. From 1996 to August 1999, Ms. Shaeff was Financial Accounting Manager—Corporate Controllers Group for Browning-Ferris Industries, Inc., a publicly-traded waste services company. From 1987 to 1995, she held various positions with Arthur Andersen LLP. Ms. Shaeff is a Certified Public Accountant.

Trent T. McKenna, age 40, has served as our Vice President, General Counsel and Secretary since May 2005 and was our Associate General Counsel from August 2004 to May 2005. From February 1999 to August 2004, Mr. McKenna was a practicing attorney in the area of complex commercial litigation in the Houston, Texas office of Akin Gump Strauss Hauer & Feld LLP, an international law firm.

ITEM 1A. ***Risk Factors***

Our business is subject to a variety of risks. You should carefully consider the risks described below, together with all the information included in this report. Our business, financial condition and results of operations could be adversely affected by the occurrence of any of these events, which could cause actual results to differ materially from expected and historical results, and the trading price of our common stock could decline.

Because we bear the risk of cost overruns in most of our contracts, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

Our contract prices are established largely upon estimates and assumptions of our projected costs, including assumptions about: future economic conditions; prices, including commodities prices; availability of labor, including the costs of providing labor, equipment, and materials; and other factors outside our control. If our estimates or assumptions prove to be inaccurate, if circumstances change in a way that renders our assumptions and estimates inaccurate or we fail to successfully execute the work, cost overruns may occur and we could experience reduced profits or a loss for affected projects. For instance, unanticipated technical problems may arise, we could have difficulty obtaining permits or approvals, local laws, labor costs or labor conditions could change, bad weather could delay construction, raw materials prices could increase, our suppliers' or subcontractors' may fail to perform as expected or site conditions may be different than we expected. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices. Additionally, in certain circumstances, we guarantee project completion or the achievement of certain acceptance and performance testing levels by a scheduled date. Failure to meet schedule or performance requirements typically results in additional costs to us, and in some cases we may also create liability for consequential and liquidated damages. Performance problems for existing and future projects could cause our actual results of operations to differ materially from those we anticipate and could damage our reputation within our industry and our customer base.

Many of the markets we do work in are currently experiencing or have recently experienced an economic downturn that may materially and adversely affect our business because our business is dependent on levels of construction activity.

The demand for our services is dependent upon the existence of construction projects and service requirements within the markets in which we operate. Any period of economic recession affecting a market or industry in which we transact business is likely to adversely impact our business. Many of the projects we work on have long lifecycles from conception to completion, and the bulk of our performance generally occurs late in a construction project's lifecycle. We experience the results of economic trends well after an economic cycle begins, and therefore will continue to experience the results of an economic recession well after conditions in the general economy have improved. Further, some of the local or regional markets we do work in have yet to enter a period of sustained recovery.

We cannot predict the severity or lasting effects of the recent recession, particularly in some local or regional markets that have not yet entered a period of sustained recovery. We believe that the current uncertainty about economic conditions caused by the recent recession means that many of our customers are likely to continue to postpone spending while credit markets remain disinclined to fund commercial and industrial developments. The industries and markets we operate in have always been and will continue to be vulnerable to these general macroeconomic downturns because they are cyclical in nature. The recent recession caused a drop off in the demand for projects within our markets and industries in some regions and continues to cause a similar drop off in other regions. The drop off in demand has led to and will likely continue to lead to greater price competition as well as decreased revenue and profit. The lasting effects of the recent recession have increased economic instability with our vendors, subcontractors, developers, and general contractors, which has caused us greater liability exposure and has resulted in us not being paid on some projects, as well as decreasing our revenue and profit. Further, to the extent more of our vendors, subcontractors, developers, or general contractors seek bankruptcy protection, the bankruptcy will likely force us to incur additional costs in attorneys' fees, as well as other professional consultants, and will result in decreased revenue and profit.

The percentage of our profits and revenue attributable to projects performed directly or indirectly for federal, state, and local government entities has increased during and as a result of the recent economic downturn, in part because the private-sector decreased its investment in construction and building projects. A decrease in federal, state, or local government spending in our industries and markets could result in decreased revenue and profit.

Our backlog is subject to unexpected adjustments and cancellations, which means that amounts included in our backlog may not result in actual revenue or translate into profits.

The revenue projected from our backlog may not be realized, or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time, or project cancellations or scope adjustments may occur with respect to contracts reflected in our backlog. The revenue projected from our backlog may not be realized or, if realized, may not result in profits.

A significant portion of our business depends on our ability to provide surety bonds. Any difficulties in the financial and surety markets may adversely affect our bonding capacity and availability.

In the past we have expanded, and it is possible we will continue to expand, the number and percentage of total contract dollars that require an underlying bond. Historically surety market conditions have experienced times of difficulty as a result of significant losses incurred by many surety companies and the results of macroeconomic trends outside of our control. Consequently, during times when less overall bonding capacity is available in the market, surety terms have become more expensive and more restrictive. As such, we cannot guarantee our ability to maintain a sufficient level of bonding capacity in the future, which could preclude our ability to bid for certain contracts or successfully contract with some customers. Additionally, even if we continue to be able to access bonding capacity to sufficiently bond future work, we may be required to post collateral to secure bonds, which would decrease the liquidity we would have available for other purposes. Our surety providers are under no commitment to guarantee our access to new bonds in the future; thus, our ability to access or increase bonding capacity is at the sole discretion of our surety providers. If our surety companies were to limit or eliminate our access to bonds, our alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. As such, if we were to experience an interruption or reduction in the availability of bonding capacity, it is likely we would be unable to compete for or work on certain projects.

Goodwill impairment charges negatively impacted our earnings in 2010, in 2011, and in previous years. Earnings for future periods may be impacted by additional charges for goodwill and intangible assets.

We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. The recent recession, along with other factors, caused the fair value of some of our assets to be lower than their carrying value, resulting in an impairment to goodwill. We may determine at a future date that an additional significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, which could require us to write off an additional portion of our assets and could adversely affect our financial condition or our reported results of operations.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenue or profits.

A material portion of our revenue is recognized using the percentage-of-completion method of accounting, which results in our recognizing contract revenue and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors. Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of the percentage-of-completion method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits.

Intense competition in our industry could reduce our market share and our profit.

The markets we serve are highly competitive. Our industry is characterized by many small companies whose activities are geographically concentrated. We compete on the basis of our technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability. While we believe our customers consider a number of these factors in awarding available contracts, a large portion of our work is awarded through a bid process. Consequently, price is often the principal factor in determining which contractor is selected, especially on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower cost and financial return requirements. We expect competition to intensify in our industry, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. We also expect increased competition from in-house service providers, because some of our customers have employees who perform service work similar to the services we provide. Vertical consolidation is also expected to intensify competition in our industry. If we are unable to meet these competitive challenges, we will lose market share to our competitors and experience an overall reduction in our profits. In addition, our profitability would be impaired if we have to reduce our prices to remain competitive.

We are a decentralized company and place significant decision making powers with our subsidiaries' management, which presents certain risks.

We believe that our practice of placing significant decision making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers' needs. However, this practice presents certain risks, including the risk that we may be slower or less effective in our attempts to identify or react to problems affecting an important business than we would under a more centralized structure or that we would be slower to identify a misalignment between a subsidiary's and the Company's overall business strategy. Further, if a subsidiary location fails to follow the Company's compliance policies, we could be made party to a contract, arrangement, or situation that requires the assumption of large liabilities or has less advantageous terms than is typically found in the market.

We have subsidiary operations through the United States and are exposed to multiple state and local regulations, as well as federal laws and requirements applicable to government contractors. Changes in law, regulations, or requirements, or a material failure of any of our subsidiaries or us to comply with any of them, could increase our costs and have other negative impacts on our business.

Our 87 locations are located in 30 states, which exposes us to a variety of different state and local laws and regulations, particularly those pertaining to contractor licensing requirements. These laws and regulations govern many aspects of our business, and there are often different standards and requirements in different locations. In addition, our subsidiaries that perform work for federal government entities are subject to additional federal laws and regulatory and contractual requirements. Changes in any of these laws, or our or any of our subsidiaries' material failure to comply with them, can adversely impact our operations by, among other things, increasing costs, distracting management's time and attention from other items, and harming our reputation.

As government contractors, our subsidiaries are subject to a number of rules and regulations, and their contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a subsidiary being barred from future government contracts.

Government contractors must comply with many regulations and other requirements that relate to the award, administration and performance of government contracts. A violation of these laws and regulations could result in imposition of fines and penalties, the termination of a government contract or debarment from bidding on government contracts in the future. Further, despite our decentralized nature, a violation at one of our locations could impact other locations' ability to bid on and perform government contracts; additionally, because of our decentralized nature, we face risks in maintaining compliance with all local, state and federal government contracting requirements. Prohibition against bidding on future government contracts could have an adverse affect on our financial condition and results of operations.

If we are unable to attract and retain qualified managers and employees, we will be unable to operate efficiently, which could reduce our profitability.

Our business is labor intensive, and many of our operations experience a high rate of employment turnover. At times of low unemployment rates in the United States, it will be more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Additionally, our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs or the loss of key personnel could reduce our profitability and negatively impact our business.

Past and future environmental, safety and health regulations could impose significant additional costs on us that reduce our profits.

HVAC systems are subject to various environmental statutes and regulations, including the Clean Air Act and those regulating the production, servicing and disposal of certain ozone-depleting refrigerants used in HVAC systems. There can be no assurance that the regulatory environment in which we operate will not change significantly in the future. Various local, state and federal laws and regulations impose licensing standards on technicians who install and service HVAC systems. And additional laws, regulations and standards apply to contractors who perform work that is being funded by public money, particularly federal public funding. Our failure to comply with these laws and regulations could subject us to substantial fines, the loss of our licenses or potentially debarment from future publicly funded work. It is impossible to predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations.

Our insurance policies against many potential liabilities require high deductibles, and our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks. Additionally, difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance.

Although we maintain insurance policies with respect to our related exposures, these policies are subject to high deductibles; as such, we are, in effect, self-insured for substantially all of our typical claims. We hire an actuary to determine any liabilities for unpaid claims and associated expenses for the three major lines of coverage (workers' compensation, general liability and auto liability). The determination of these claims and expenses and the appropriateness of the estimated liability are reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents that have occurred but are not reported and the effectiveness of our safety program. Our accruals are based on known facts, historical trends (both internal trends and industry averages) and our reasonable estimate of our future expenses. We believe our accruals are adequate. However, our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. In January 2009 our company-wide risk manager left the company, and his former job responsibilities continue to be shared between several of our officers. If any of the variety of instruments, processes or strategies we use to manage our exposure to various types of risk are not effective, which could include a failed transition of the prior risk manager's work duties, we may incur losses that are not covered by our insurance policies or that exceed our accruals or coverage limits.

Additionally, we typically are contractually required to provide proof of insurance on projects we work on. Historically insurance market conditions become more difficult for insurance consumers during periods when insurance companies suffer significant investment losses as well as casualty losses. Consequently, it is possible that insurance markets will become more expensive and restrictive. Also, our prior casualty loss history might adversely affect our ability to procure insurance within commercially reasonable ranges. As such, we may not be able to maintain commercially reasonable levels of insurance coverage in the future, which could preclude our ability to work on many projects. Our insurance providers are under no commitment to renew our existing insurance policies in the future; therefore, our ability to obtain necessary levels or kinds of insurance coverage is subject to market forces outside our control. If we were unable to obtain necessary levels of insurance, it is likely we would be unable to compete for or work on most projects.

If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making their payments on a project to which we have devoted resources, it could have a material negative effect on our results of operations.

Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We are likely to continue to be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. Most of the actions against us arise out of the normal course of our performing services on project sites. We also are, and are likely to continue to be, from time to time a plaintiff in legal proceedings against customers, in which we seek to recover payment of contractual amounts we are owed as well as claims for increased costs we incur. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

Our recent and future acquisitions may not be successful.

We expect to continue pursuing selective acquisitions of businesses. We cannot assure that we will be able to locate acquisitions or that we will be able to consummate transactions on terms and conditions acceptable to us, or that acquired businesses will be profitable. Acquisitions may expose us to additional business risks different than those we have traditionally experienced. We also may encounter difficulties integrating acquired businesses and successfully managing the growth we expect to experience from these acquisitions.

We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We can give no assurances that any future acquisitions will not dilute earnings or disrupt the payment of a stockholder dividend. To the extent we succeed in making acquisitions, a number of risks will result, including:

- the assumption of material liabilities (including for environmental-related costs);
- failure of due diligence to uncover situations that could result in legal exposure or to quantify the true liability exposure from known risks;
- the diversion of management's attention from the management of daily operations to the integration of operations;
- difficulties in the assimilation and retention of employees, in the assimilation of different cultures and practices, in the assimilation of broad and geographically dispersed personnel and operations, and the retention of employees generally;
- the risk of additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls; and
- we may not be able to realize the cost savings or other financial benefits we anticipated prior to the acquisition.

The failure to successfully integrate acquisitions could have an adverse effect on our business, financial condition and results of operations.

Our common stock, which is listed on the New York Stock Exchange, has from time to time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and our stockholders may suffer losses.

The market price of our common stock may change significantly in response to various factors and events beyond our control. A variety of events may cause the market price of our common stock to fluctuate significantly, including the following: (i) the risk factors described in this Report on Form 10-K; (ii) a shortfall in operating revenue or net income from that expected by securities analysts and investors; (iii) changes in securities analysts' estimates of our financial performance or that of our competitors or companies in our industry generally; (iv) general conditions in our customers' industries; (v) general conditions in the securities markets; (vi) our announcements of significant contracts, milestones, acquisitions; (vii) our relationship with other companies; (viii) our investors' view of the sectors and markets in which we operate; and (ix) additions or departures of key personnel. Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

If we do not effectively manage the size and cost of our operations, our existing infrastructure may become either strained or over-burdensome, and we may be unable to increase revenue growth.

The growth that we have experienced in the past, and that we may experience in the future, may provide challenges to our organization, requiring us to expand our personnel and our operations. Future growth may strain our infrastructure, operations and other managerial and operating resources. We have also experienced in the past severe constriction in the markets in which we operate and, as a result, in our operating requirements. Failing to maintain the appropriate cost structure for a particular economic cycle may result in our incurring costs that affect our profitability. If our business resources become strained or over-burdensome, our earnings may be adversely affected and we may be unable to increase revenue growth. Further, we may undertake contractual commitments that exceed our labor resources, which could also adversely affect our earnings and our ability to increase revenue growth.

Failure or circumvention of our disclosure controls and procedures or internal controls over financial reporting could seriously harm our financial condition, results of operations, and our business.

We plan to continue to maintain and strengthen internal controls and procedures to enhance the effectiveness of our disclosure controls and internal controls over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our disclosure controls and procedures or internal controls over financial reporting could harm our financial condition and results of operations.

Our charter contains certain anti-takeover provisions that may inhibit or delay a change in control.

Our certificate of incorporation authorizes our board of directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the common stock respecting dividends and distributions and voting rights) as the board of directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control by means of a tender offer, merger, proxy contest or otherwise. Additionally, certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

We own four properties, two of which we acquired through acquisition and two that we formerly leased. Other than these four properties, we lease the real property and buildings from which we operate. Our facilities are located in 30 states and Puerto Rico and consist of offices, shops and fabrication, maintenance and warehouse facilities. Generally, leases range from three to ten years and are on terms we believe to be commercially reasonable. A majority of these premises are leased from individuals or entities with whom we have no other business relationship. In certain instances these leases are with current or former employees. To the extent we renew, enter into leases or otherwise change leases with current or former employees, we enter into such agreements on terms that reflect a fair market valuation for the properties. Leased premises range in size from approximately 1,000 square feet to 110,000 square feet. To maximize available capital, we generally intend to continue to lease our properties, but may consider further purchases of property where we believe ownership would be more economical. We believe that our facilities are sufficient for our current needs.

We lease our executive and administrative offices in Houston, Texas.

ITEM 3. *Legal Proceedings*

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, in our opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results or financial condition, after giving effect to provisions already recorded.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The following table sets forth the reported high and low sales prices of our Common Stock for the quarters indicated as traded at the New York Stock Exchange. Our Common Stock is traded under the symbol FIX:

	High	Low	Cash Dividends Declared
Fourth Quarter, 2012	$12.16	$ 9.61	$0.050
Third Quarter, 2012	$11.82	$ 9.10	$0.050
Second Quarter, 2012	$11.25	$ 8.94	$0.050
First Quarter, 2012	$12.94	$ 9.97	$0.050
Fourth Quarter, 2011	$11.75	$ 7.88	$0.050
Third Quarter, 2011	$11.88	$ 8.32	$0.050
Second Quarter, 2011	$14.30	$10.05	$0.050
First Quarter, 2011	$14.07	$12.12	$0.050

As of February 22, 2013 there were approximately 340 stockholders of record of our Common Stock, and the last reported sale price on that date was $12.77 per share.

We expect to continue paying cash dividends quarterly, although there is no assurance as to future dividends because they depend on future earnings, capital requirements, and financial condition. In addition, our revolving credit agreement limits the amount of dividends we can pay at any time that the ratio of our Adjusted Indebtedness to our Credit Facility Adjusted EBITDA exceeds 2.0.

The following Corporate Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Comfort Systems USA, Inc., the S&P 500 Index, and the Russell 2000 Index



$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Comfort Systems USA, Inc.
S&P 500
Russell 2000

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to 1.0 million shares of our outstanding common stock. Subsequently, the Board has from time to time approved extensions of the program to acquire additional shares. Since the inception of the repurchase program, the Board has approved 6.6 million shares to be repurchased.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time.

During the year ended December 31, 2012, we purchased our common shares in the following amounts at the following weighted-average prices:

Period	Total Number of Shares Purchased	Weighted-Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31	—	$ —	5,605,637	994,900
February 1 - February 29	—	$ —	5,605,637	994,900
March 1 - March 31	—	$ —	5,605,637	994,900
April 1 - April 30	—	$ —	5,605,637	994,900
May 1 - May 31	70,031	$ 9.63	5,675,668	924,869
June 1 - June 30	25,803	$ 9.18	5,701,471	899,066
July 1 - July 31	—	$ —	5,701,471	899,066
August 1 - August 31	16,495	$10.72	5,717,966	882,571
September 1 - September 30	32,200	$10.41	5,750,166	850,371
October 1 - October 31	40,497	$10.36	5,790,663	809,874
November 1 - November 30	101,010	$10.07	5,891,673	708,864
December 1 - December 31	—	$ —	5,891,673	708,864
	286,036	$ 9.97	5,891,673	708,864

ITEM 6. ***Selected Financial Data***

The following selected historical financial data has been derived from our audited financial statements and should be read in conjunction with the historical Consolidated Financial Statements and related notes:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA:					
Revenue	$1,331,185	$1,216,654	$1,063,520	$1,068,860	$1,307,023
Operating income (loss)(a)	$ 22,303	$ (42,641)	$ 31,442	$ 53,812	$ 79,430
Income (loss) from continuing operations	$ 11,494	$ (32,474)	$ 20,564	$ 32,900	$ 49,797
Discontinued operations—					
Operating income (loss), net of tax	$ 355	$ (4,018)	$ (6,547)	$ 1,357	(107)
Gain (loss) on disposition, net of tax	—	—	$ 723	$ (75)	—
Net income (loss) including noncontrolling interests	$ 11,849	$ (36,492)	$ 14,740	$ 34,182	$ 49,690
Net income (loss) attributable to Comfort Systems USA, Inc.	$ 13,463	$ (36,830)	$ 14,740	$ 34,182	$ 49,690
Income (loss) per share attributable to Comfort Systems USA, Inc.:					
Basic—					
Income (loss) from continuing operations	$ 0.35	$ (0.88)	$ 0.54	$ 0.86	$ 1.26
Discontinued operations—					
Income (loss) from operations	0.01	(0.11)	(0.17)	0.04	—
Gain (loss) on disposition	—	—	0.02	—	—
Net income (loss)	$ 0.36	$ (0.99)	$ 0.39	$ 0.90	$ 1.26
Diluted—					
Income (loss) from continuing operations	$ 0.35	$ (0.88)	$ 0.54	$ 0.86	$ 1.24
Discontinued operations—					
Income (loss) from operations	0.01	(0.11)	(0.17)	0.03	—
Gain (loss) on disposition	—	—	0.02	—	—
Net income (loss)	$ 0.36	$ (0.99)	$ 0.39	$ 0.89	$ 1.24
Cash dividends per share	$ 0.200	$ 0.200	$ 0.200	$ 0.190	$ 0.180
BALANCE SHEET DATA:					
Working capital	$ 103,966	$ 109,766	$ 134,738	$ 164,125	$ 146,804
Total assets	$ 580,754	$ 593,980	$ 640,020	$ 574,948	$ 598,492
Total debt	$ 7,400	$ 15,381	$ 29,936	$ 7,608	$ 10,699
Total stockholders' equity	$ 287,306	$ 283,106	$ 312,784	$ 305,984	$ 286,471
Total Comfort Systems USA, Inc. stockholders' equity	$ 270,405	$ 264,591	$ 312,784	$ 305,984	$ 286,471

(a) Included in operating income are goodwill impairment charges of $57.3 million for 2011. There were no goodwill impairment charges for 2012, 2010, 2009 or 2008.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this annual report on Form 10-K. Also see "Forward-Looking Statements" discussion.

Introduction and Overview

We are a national provider of comprehensive HVAC installation, maintenance, repair and replacement services within the mechanical services industry. We operate primarily in the commercial, industrial and institutional HVAC markets and perform most of our services within office buildings, retail centers, apartment complexes, manufacturing plants, and healthcare, education and government facilities. In addition to standard HVAC services, we provide specialized applications such as building automation control systems, fire protection, process cooling, electronic monitoring and process piping. Certain locations also perform related activities such as electrical service and plumbing.

Nature and Economics of Our Business

Approximately 84% of our revenue is earned on a project basis for installation of HVAC systems in newly constructed facilities or for replacement of HVAC systems in existing facilities. Customers hire us to ensure such systems deliver specified or generally expected heating, cooling, conditioning and circulation of air in a facility. This entails installing core system equipment such as packaged heating and air conditioning units, or in the case of larger facilities, separate core components such as chillers, boilers, air handlers, and cooling towers. We also typically install connecting and distribution elements such as piping and ducting. Our responsibilities usually require conforming the systems to pre-established engineering drawings and equipment and performance specifications, which we frequently participate in establishing. Our project management responsibilities include staging equipment and materials to project sites, deploying labor to perform the work, and coordinating with other service providers on the project, including any subcontractors we might use to deliver our portion of the work.

When competing for project business, we usually estimate the costs we will incur on a project, and then propose a bid to the customer that includes a contract price and other performance and payment terms. Our bid price and terms are intended to cover our estimated costs on the project and provide a profit margin to us commensurate with the value of the installed system to the customer, the risk that project costs or duration will vary from estimate, the schedule on which we will be paid, the opportunities for other work that we might forego by committing capacity to this project, and other costs that we incur more broadly to support our operations but which are not specific to the project. Typically customers will seek bids from competitors for a given project. While the criteria on which customers select the winning bid vary widely and include factors such as quality, technical expertise, on-time performance, post-project support and service, and company history and financial strength, we believe that price is the most influential factor for most customers in choosing an HVAC installation and service provider.

After a customer accepts our bid, we generally enter into a contract with the customer that specifies what we will deliver on the project, what our related responsibilities are, and how much and when we will be paid. Our overall price for the project is typically set at a fixed amount in the contract, although changes in project specifications or work conditions that result in unexpected additional work are usually subject to additional payment from the customer via what are commonly known as change orders. Project contracts typically provide for periodic billings to the customer as we meet progress milestones or incur cost on the project. Project contracts in our industry also frequently allow for a small portion of progress billings or contract price to be withheld by the customer until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage.

Labor and overhead costs account for the majority of our cost of service. Accordingly, labor management and utilization have the most impact on our project performance. Given the fixed price nature of much of our project work, if our initial estimate of project costs is wrong or we incur cost overruns that cannot be recovered in change orders, we can experience reduced profits or even significant losses on fixed price project work. We also perform some project work on a cost-plus or a time and materials basis, under which we are paid our costs incurred plus an agreed upon profit margin. These margins are typically less than fixed-price contract margins because there is less risk of unrecoverable cost overruns in cost-plus or time and materials work.

As of December 31, 2012, we had 4,273 projects in process. Our average project takes six to nine months to complete, with an average contract price of approximately $435,000. Our projects generally require working capital funding of equipment and labor costs. Customer payments on periodic billings generally do not recover these costs until late in the job. Our average project duration together with typical retention terms as discussed above generally allow us to complete the realization of revenue and earnings in cash within one year. We have what we believe is a well diversified distribution of revenue across end-use sectors that we believe reduces our exposure to negative developments in any given sector. Because of the integral nature of HVAC and related controls systems to most buildings, we have the legal right in almost all cases to attach liens to buildings or related funding sources when we have not been fully paid for installing systems, except with respect to some government buildings. The service work that we do, which is discussed further below, usually does not give rise to lien rights.

We also perform larger HVAC projects. As of December 31, 2012, we had 12 projects in process with a contract price greater than $15 million,18 projects between $10 million and $15 million, 53 projects between $5 million and $10 million, and 260 projects between $1 million and $5 million. Taken together, projects with contract prices of $1 million or more totaled $1,519.1 million of aggregate contract value as of December 31, 2012, or approximately 82%, out of a total contract value for all projects in progress of $1,859.9 million. Generally, projects closer in size to $1 million will be completed in one year or less. It is unusual for us to work on a project that exceeds two years in length.

In addition to project work, approximately 16% of our revenue represent maintenance and repair service on already installed HVAC and controls systems. This kind of work usually takes from a few hours to a few days to perform. Prices to the customer are usually based on the equipment and materials used in the service as well as technician labor time. We usually bill the customer for service work when it is complete, typically with payment terms of up to thirty days. We also provide maintenance and repair service under ongoing contracts. Under these contracts, we are paid regular monthly or quarterly amounts and provide specified service based on customer requirements. These agreements typically cover periods ranging from one to three years with thirty- to sixty-day cancellation notice periods.

A relatively small portion of our revenue comes from national and regional account customers. These customers typically have multiple sites, and contract with us to perform maintenance and repair service. These contracts may also provide for us to perform new or replacement systems installation. We operate a national call center to dispatch technicians to sites requiring service. We perform the majority of this work with our own employees, with the balance being subcontracted to third parties that meet our performance qualifications. We will also typically use proprietary information systems to maintain information on the customers' sites and equipment, including performance and service records, and related cost data. These systems track the status of ongoing service and installation work, and may also monitor system performance data. Under these contractual relationships, we usually provide consolidated billing and credit payment terms to the customer.

Profile and Management of Our Operations

We manage our 37 operating units based on a variety of factors. Financial measures we emphasize include profitability, and use of capital as indicated by cash flow and by other measures of working capital principally involving project cost, billings and receivables. We also monitor selling, general, administrative and indirect project support expense, backlog, workforce size and mix, growth in revenue and profits, variation of actual project cost from original estimate, and overall financial performance in comparison to budget and updated forecasts. Operational factors we emphasize include project selection, estimating, pricing, management and execution practices, labor utilization, safety, training, and the make-up of both existing backlog as well as new business being pursued in terms of project size, technical application and facility type, end-use customers and industries, and location of the work.

Most of our operations compete on a local or regional basis. Attracting and retaining effective operating unit managers is an important factor in our business, particularly in view of the relative uniqueness of each market and operation, the importance of relationships with customers and other market participants such as architects and consulting engineers, and the high degree of competition and low barriers to entry in most of our markets. Accordingly, we devote considerable attention to operating unit management quality, stability, and contingency planning, including related considerations of compensation, and non-competition protection where applicable.

Economic and Industry Factors

As an HVAC and building controls services provider, we operate in the broader nonresidential construction services industry and are affected by trends in this sector. While we do not have operations in all major cities of the United States, we believe our national presence is sufficiently large that we experience trends in demand for and pricing of our services that are consistent with trends in the national nonresidential construction sector. As a result, we monitor the views of major construction sector forecasters along with macroeconomic factors they believe drive the sector, including trends in gross domestic product, interest rates, business investment, employment, demographics, and the general fiscal condition of federal, state and local governments.

Spending decisions for building construction, renovation and system replacement are generally made on a project basis, usually with some degree of discretion as to when and if projects proceed. With larger amounts of capital, time, and discretion involved, spending decisions are affected to a significant degree by uncertainty, particularly concerns about economic and financial conditions and trends. We have experienced periods of time when economic weakness caused a significant slowdown in decisions to proceed with installation and replacement project work.

Operating Environment and Management Emphasis

Nonresidential building construction and renovation activity, as reported by the federal government, declined over the three year period of 2001 to 2003, expanded moderately during 2004 and 2005, and was strong over the three year period from 2006 to 2008. We experienced significant industry activity declines over the four year period from 2009 to 2012. During the periods of decline, we responded to market challenges by pursuing work in sectors less affected by the downturn, such as government, educational, and healthcare facilities, and by establishing marketing initiatives that take advantage of our size and range of expertise. We also responded to declining gross profits over those years by reducing our selling, general, and administrative expenses, and our indirect project and service overhead costs. We believe our efforts in these areas partially offset the decline in our profitability over that period.

As a result of our continued strong emphasis on cash flow, our debt outstanding under our revolving credit facility is zero, and we have substantial uncommitted cash balances, as discussed further in "Liquidity and Capital Resources" below. We have a credit facility in place with considerably less restrictive terms than those of our previous facilities; this facility does not expire until September 2016. We have strong surety relationships to support our bonding needs, and we believe our relationships with the surety markets are positive in light of our strong current results and financial position. We have generated positive free cash flow in each of the last fourteen calendar years and will continue our emphasis in this area. We believe that the relative size and strength of our balance sheet and surety support as compared to most companies in our industry represent competitive advantages for us.

As discussed at greater length in "Results of Operations" below, we have seen declining activity levels in our industry since late 2008 and we expect price competition to continue to be strong, as local and regional competitors respond cautiously to changing conditions. We will continue our efforts to find the more active sectors in our markets, and to increase our regional and national account business. Our primary emphasis for 2013 will be on execution and cost control, and on maintaining activity levels that will permit us to earn reasonable profits while preserving our core workforce. We have increased our focus on project qualification, estimating, pricing and management, and on service performance.

Critical Accounting Policies

Our critical accounting policies are based upon the significance of the accounting policy to our overall financial statement presentation, as well as the complexity of the accounting policy and our use of estimates and subjective assessments. Our most critical accounting policy is revenue recognition. As discussed elsewhere in this annual report on Form 10-K, our business has two service functions: (i) installation, which we account for under the percentage of completion method, and (ii) maintenance, repair and replacement, which we account for as the services are performed, or in the case of replacement, under the percentage of completion method. In addition, we identified other critical accounting policies related to our allowance for doubtful accounts receivable, the recording of our self-insurance liabilities, valuation of deferred tax assets, accounting for acquisitions and the recoverability of goodwill and identifiable intangible assets. These accounting policies, as well as others, are described in Note 2 to the Consolidated Financial Statements included elsewhere in this annual report on Form 10-K.

Percentage of Completion Method of Accounting

Approximately 84% of our revenue was earned on a project basis and recognized through the percentage of completion method of accounting. Under this method contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs. More specifically, as part of the negotiation and bidding process in connection with obtaining installation contracts, we estimate our contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in our results of operations under the caption "Cost of Services." Then, as we perform under those contracts, we measure costs incurred, compare them to total estimated costs to complete the contract, and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion. Non-labor project costs consist of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications and is a value added element to our work. The costs are considered to be incurred when title is transferred to us, which typically is upon delivery to the worksite. Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials costs are not significant and are generally recorded when delivered to the worksite. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.

We generally do not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred. In limited circumstances, when significant pre-contract costs are incurred, they are deferred if the costs can be directly associated with a specific contract and if their recoverability from the contract is probable. Upon receiving the contract, these costs are included in contract costs. Deferred costs associated with unsuccessful contract bids are written off in the period that we are informed that we will not be awarded the contract.

Project contracts typically provide for a schedule of billings or invoices to the customer based on reaching agreed upon milestones or as we incur costs. The schedules for such billings usually do not precisely match the schedule on which costs are incurred. As a result, contract revenue recognized in the statement of operations can and usually does differ from amounts that can be billed or invoiced to the customer at any point during the contract. Amounts by which cumulative contract revenue recognized on a contract as of a given date exceed cumulative billings to the customer under the contract are reflected as a current asset in our balance sheet under the caption "Costs and estimated earnings in excess of billings." Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenue recognized on the contract are reflected as a current liability in our balance sheet under the caption "Billings in excess of costs and estimated earnings."

The percentage of completion method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. The effects of these revisions are recognized in the period in which revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on a contract, the full amount of the estimated ultimate loss is recognized in the period such conclusion is reached, regardless of the percentage of completion of the contract.

Revisions to project costs and conditions can give rise to change orders under which the customer agrees to pay additional contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. Except in certain circumstances, we do not recognize revenue or margin based on change orders or claims until they have been agreed upon with the customer. The amount of revenue associated with unapproved change orders and claims is currently immaterial.

Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation via additional customer payments.

Accounting for Allowance for Doubtful Accounts

We are required to estimate the collectability of accounts receivable and provide an allowance for doubtful accounts for receivable amounts we believe we will not ultimately collect. This requires us to make certain judgments and estimates involving, among others, the creditworthiness of our customers, prior collection history with our customers, ongoing relationships with our customers, the aging of past due balances, our lien rights, if any, in the property where we performed the work, and the availability, if any, of payment bonds applicable to the contract. These estimates are evaluated and adjusted as needed when additional information is received.

Accounting for Self-Insurance Liabilities

We are substantially self-insured for workers' compensation, employer's liability, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. Loss estimates associated with the larger and longer-developing risks—workers' compensation, auto liability and general liability—are reviewed by a third party actuary quarterly.

We believe these accruals are adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, timely reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period that such experience becomes known.

Accounting for Deferred Tax Assets

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation quarterly. Estimations of required valuation allowances include estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets becomes deductible. We consider projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income is less than the estimates, we may not realize all or a portion of the recorded deferred tax assets.

Acquisitions

We recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration—In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain predetermined profitability targets. We have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the acquisition-date fair value and the ultimate settlement of the obligations being recognized in income from operations.

Contingent Assets and Liabilities—Assets and liabilities arising from contingencies are recognized at their acquisition date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be determined, they are recognized at the acquisition date if the contingencies are probable and an amount can be reasonably estimated. Acquisition date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed.

Recoverability of Goodwill and Identifiable Intangible Assets

Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred.

When the carrying value of a given reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value. If other reporting units have had increases in fair value, such increases may not be recorded. Accordingly, such increases may not be netted against impairments at other reporting units. The requirements for assessing whether goodwill has been impaired involve market-based information. This information, and its use in assessing goodwill, entails some degree of subjective assessment.

We currently perform our annual impairment testing as of October 1 and any impairment charges resulting from this process are reported in the fourth quarter. We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them. We perform our annual goodwill impairment testing at the reporting unit level.

In the evaluation of goodwill for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying value. If, after completing such assessment, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. If we conclude otherwise, then we perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying value of the reporting unit.

We estimate the fair value of the reporting unit based on two market approaches and an income approach, which utilizes discounted future cash flows. Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values. The market approaches utilized market multiples of invested capital from comparable publicly traded companies ("public company approach") and comparable transactions ("transaction approach"). The market multiples from invested capital include revenue, book equity plus debt and earnings before interest, taxes, depreciation and amortization ("EBITDA").

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, goodwill impairment charges may be recorded in future periods.

We amortize identifiable intangible assets with finite lives over their useful lives. Changes in strategy and/or market condition, may result in adjustments to recorded intangible asset balances or their useful lives.

Results of Operations (in thousands):

	Year Ended December 31,					
	2012		2011		2010	
Revenue	$1,331,185	100.0%	$1,216,654	100.0%	$1,063,520	100.0%
Cost of services	1,123,564	84.4%	1,035,124	85.1%	873,589	82.1%
Gross profit	207,621	15.6%	181,530	14.9%	189,931	17.9%
Selling, general and administrative expenses	185,809	14.0%	167,053	13.7%	159,016	15.0%
Goodwill impairment	—	—	57,354	4.7%	—	—
Gain on sale of assets	(491)	—	(236)	—	(527)	—
Operating income (loss)	22,303	1.7%	(42,641)	(3.5)%	31,442	3.0%
Interest income	24	—	128	—	193	—
Interest expense	(1,595)	(0.1)%	(1,886)	(0.2)%	(1,699)	(0.2)%
Changes in the fair value of contingent earn-out obligations	662	—	5,528	0.5%	1,574	0.1%
Other income	145	—	934	0.1%	247	—
Income (loss) before income taxes	21,539	1.6%	(37,937)	(3.1)%	31,757	3.0%
Income tax expense (benefit)	10,045		(5,463)		11,193	
Income (loss) from continuing operations	11,494	0.9%	(32,474)	(2.7)%	20,564	1.9%
Discontinued operations—						
Operating income (loss), net of tax	355		(4,018)		(6,547)	
Gain (loss) on disposition, net of tax	—		—		723	
Net income (loss) including noncontrolling interests	11,849		(36,492)		14,470	
Less: Net income (loss) attributable to noncontrolling interests	(1,614)		338		—	
Net income (loss) attributable to Comfort Systems USA, Inc.	$ 13,463		$ (36,830)		$ 14,740	

2012 Compared to 2011

We had 38 operating locations as of December 31, 2011. We discontinued operations at one company during 2012. As of December 31, 2012, we had 37 operating locations. Acquisitions are included in our results of operations from the respective acquisition date. The same-store comparison from 2012 to 2011, as described below, excludes the first ten months of 2012 for EAS, which was acquired during 2011.

Revenue—Revenue increased $114.5 million, or 9.4% to $1,331.2 million in 2012 compared to 2011. The increase included a 3.4% increase in revenue related to same-store activity and a 6.0% increase from acquisitions. The same-store revenue increase stemmed primarily from increased activity in the nonresidential markets throughout the United States especially in the manufacturing sector (approximately $79.2 million) as a result of a large, short duration data center project at ColonialWebb that was substantially completed in the first half of 2012. This increase was partially offset due to decreased revenue in the healthcare sector (approximately $53.4 million).

Backlog reflects revenue still to be recognized under contracted or committed installation and replacement project work. Project work generally lasts less than one year. Service agreement revenue and service work and short duration projects which are generally billed as performed do not flow through backlog. Accordingly, backlog represents only a portion of our revenue for any given future period, and it represents revenue that is likely to be reflected in our operating results over the next six to twelve months. As a result, we believe the predictive value of backlog information is limited to indications of general revenue direction over the near term, and should not be interpreted as indicative of ongoing revenue performance over several quarters.

Backlog as of December 31, 2012 was $618.0 million, a 0.8% decrease from September 30, 2012 backlog of $622.8 million and a 1.8% decrease from December 31, 2011 backlog of $629.5 million. The sequential backlog decreased primarily related to our Tennessee operation. The year over year backlog decrease was primarily due to the large, short duration data center project at ColonialWebb as previously discussed.

Gross Profit—Gross profit increased $26.1 million, or 14.4%, to $207.6 million in 2012 as compared to 2011. As a percentage of revenue, gross profit increased from 14.9% in 2011 to 15.6% in 2012. The increase included a $22.6 million, or 12.5%, increase in gross profit on a same-store basis and a $3.5 million, or 1.9%, increase related to the acquisition of EAS. The same-store increase in gross profit resulted primarily from improved profitability at our New York and Virginia operations in 2012 (approximately $3.9 million and $8.6 million, respectively) and job underperformance at our Southern Alabama operations in 2011 (approximately $4.8 million). This was partially offset by a job write-down that we recorded in the first quarter of 2012 on a project that had been accelerated by the owner. The additional costs associated with this acceleration exceeded $3 million and as of year-end we were pursuing a claim for compensation for such costs. Following year-end, the Company has entered into an agreement with the general contractor regarding the claim and has reached an agreement in principal as to the bulk of remaining open issues with its subcontractors. As a result of the pending resolution of these matters, we currently expect to receive an estimated benefit during the first quarter of 2013 of between $1.0 and $1.6 million of incremental gross profit.

Selling, General and Administrative Expenses ("SG&A")—SG&A increased $18.8 million, or 11.2%, to $185.8 million for 2012 as compared to 2011. On a same-store basis, excluding amortization expense, SG&A increased $13.5 million, or 8.4%. This increase is primarily due to higher medical costs ($2.5 million), an increase in bad debt expense ($2.5 million) and higher compensation accruals ($3.4 million) as a result of improved operating results. Amortization expense increased $1.2 million, or 18.6%, primarily related to the EAS acquisition in 2011. As a percentage of revenue, SG&A increased from 13.7% in 2011 to 14.0% in 2012, primarily due to the factors discussed above.

We have included SG&A on a same-store basis, excluding amortization, because we believe it is an effective measure of comparative results of operations prior to factoring in charges incurred for recent acquisitions. However, SG&A, excluding amortization, is not considered under generally accepted accounting principles to be a primary measure of an entity's financial results, and accordingly, should not be considered an alternative to SG&A as shown in our consolidated statements of operations.

	Year Ended December 31,	
	2012	2011
SG&A	$185,809	$167,053
Less: SG&A from companies acquired	(4,050)	—
Less: Amortization expense	(7,461)	(6,293)
Same-store SG&A, excluding amortization expense	$174,298	$160,760

Interest Expense—Interest expense decreased $0.3 million, or 15.4%, in 2012. The decrease is due to the decrease in notes to former owners.

Changes in the Fair Value of Contingent Earn-out Obligations—Income from changes in the fair value of contingent earn-out obligations decreased $4.9 million in 2012 to $0.7 million. The decrease relates to updated fair value measurements based on estimated future cash flows.

Income Tax Expense—Our year to date effective tax rate for 2012 was 46.6%, as compared to 14.4% in 2011. The effective rate for 2012 is higher than the federal statutory rate primarily due to the impact of increases in tax reserves and the variability of rates and results among local jurisdictions. The effective tax rate in 2011 was lower than the federal statutory rate primarily due to the impact of a permanent difference related to the portion of the goodwill impairment charge that is not deductible for tax purposes and an increase in valuation allowances related to certain state operating loss carryforwards. This was partially offset by permanent differences generated by acquisition related fair value adjustments. Adjustments to tax reserves are analyzed and adjusted quarterly as events occur to warrant such changes. Adjustments to tax reserves are a component of the effective tax rate. We currently estimate our effective tax rate for 2013 will be between 35% and 45%.

Discontinued Operations—During the fourth quarter of 2012, we substantially completed the shutdown of our operation located in Delaware which we decided to curtail operating in the fourth quarter of 2011. During 2011, we impaired the intangible assets of $1.6 million associated with this operation as a result of this decision. The after tax income of $0.1 million for the year ended December 31, 2012 and the after tax loss of $4.0 million for the year ended December 31, 2011 have been recorded in discontinued operations under "Operating income (loss), net of tax expense (benefit)."

In addition, we recorded after tax income of $0.3 million in 2012 associated with the reduction of estimated liabilities associated with the sale and shutdown of previous discontinued operations. These amounts are reflected in discontinued operations under "Operating income (loss), net of tax expense (benefit)" in addition to those mentioned above.

2011 Compared to 2010

We had 39 operating locations as of December 31, 2010. We acquired one company that operates as an individual location during 2011. During the year, we consolidated two companies into other operations. As of December 31, 2011, we had 38 operating locations. Acquisitions are included in our results of operations from the respective acquisition date. The same-store comparison from 2011 to 2010, as described below, excludes the results of EAS, acquired during 2011, and the first seven months of 2011 for ColonialWebb, which was acquired during 2010.

Revenue—Revenue increased $153.1 million, or 14.4% to $1,216.7 million in 2011 compared to 2010. The increase included 3.6% increase in revenue related to same-store activity and a 10.8% increase from acquisitions. The same-store revenue increase stemmed primarily from increased activity in the nonresidential markets throughout the United States especially in the government sector (approximately $20.0 million). We have seen increased activity, mainly in our Maryland operation.

Backlog reflects revenue still to be recognized under contracted or committed installation and replacement project work. Project work generally lasts less than one year. Service agreement revenue and service work and short duration projects which are generally billed as performed do not flow through backlog. Accordingly, backlog represents only a portion of our revenue for any given future period, and it represents revenue that is likely to be reflected in our operating results over the next six to twelve months. As a result, we believe the predictive value of backlog information is limited to indications of general revenue direction over the near term, and should not be interpreted as indicative of ongoing revenue performance over several quarters.

Backlog as of December 31, 2011 was $629.5 million, a 0.1% decrease from September 30, 2011 backlog of $630.2 million and a 5.2% increase from December 31, 2010 backlog of $598.4 million.

Sequential backlog decreased 5.8% on a same-store basis primarily related to our Maryland and Wisconsin operations, but was offset by a 5.7% increase related to the acquisition of EAS. Approximately 6.0% of the year-over-year increase in backlog related to the EAS acquisition in 2011. The increase was offset by a 0.8% decrease on a same-store basis that primarily related to our New Hampshire operations.

Gross Profit—Gross profit decreased $8.4 million, or 4.4%, to $181.5 million in 2011 as compared to 2010. As a percentage of revenue, gross profit for 2011 was 14.9%, down from 17.9% in 2010. The decrease in gross profit percentage resulted primarily from a difficult pricing environment. The largest decline was at our Maryland operation (approximately $14.2 million) due to the difficult pricing environment as well as job write-downs. We also had job write-downs at our Southern Alabama operation (approximately $4.5 million), which has been consolidated into a neighboring operation in the Florida Panhandle.

Selling, General and Administrative Expenses ("SG&A")—SG&A increased $8.0 million, or 5.1%, to $167.1 million for 2011 as compared to 2010. On a same-store basis, excluding amortization expense, SG&A decreased $10.0 million, or 6.5%. The decrease is primarily due to overhead reductions and lower compensation accruals. Amortization expense increased $1.5 million, or 30.2%, primarily related to the ColonialWebb acquisition in 2010. As a percentage of revenue, SG&A decreased to 13.7% in 2011 compared to 15.0% for 2010.

We have included SG&A on a same-store basis, excluding amortization, because we believe it is an effective measure of comparative results of operations prior to factoring in charges incurred for recent acquisitions. However, SG&A, excluding amortization, is not considered under generally accepted accounting principles to be a primary measure of an entity's financial results, and accordingly, should not be considered an alternative to SG&A as shown in our consolidated statements of operations.

	Year Ended December 31,	
	2011	2010
SG&A	$167,053	$159,016
Less: SG&A from companies acquired	(16,579)	—
Less: Amortization expense	(6,293)	(4,833)
Same-store SG&A, excluding amortization expense	$144,181	$154,183

Goodwill and Other Intangible Asset Impairments—We recorded goodwill impairment charges of $57.4 million during 2011. This impairment charge resulted from our estimation that the operating environment, conditions and performance at certain operating locations based in Virginia, Maryland and North Carolina, including ColonialWebb, could no longer support the related goodwill balance.

Interest Income—Interest income decreased $0.1 million, or 33.7%, in 2011. The decrease is primarily due to lower interest rates and lower cash balances in 2011.

Interest Expense—Interest expense increased $0.2 million, or 11.0%, in 2011. The increase is due to the increase in notes to former owners and amortization on debt financing costs incurred on the senior credit facility we entered into during the year.

Changes in the Fair Value of Contingent Earn-out Obligations—Changes in the fair value of contingent earn-out obligations increased $4.0 million in 2011 to $5.5 million. The increase relates to updated fair value measurements based on estimated future cash flows.

Other Income—Other Income increased $0.7 million in 2011 compared to 2010. The increase is primarily related to a settlement of a legal matter that resulted in a $1.0 million gain.

Income Tax Expense—Our year to date effective tax rate for 2011 was 14.4%, as compared to 35.2% in 2010. The effective tax rate in the current year was lower than the federal statutory rate primarily due to the impact of a permanent difference related to the portion of the goodwill impairment charge that is not deductible for tax purposes and an increase in valuation allowances related to certain state net operating loss carryforwards. This was partially offset by permanent differences generated by acquisition related fair value adjustments.

Discontinued Operations—During the fourth quarter of 2012, we substantially completed the shutdown of our operation located in Delaware which we decided to curtail operating in the fourth quarter of 2011. During 2011, we impaired the intangible assets of $1.6 million associated with this operation as a result of this decision. During 2010, we recorded a goodwill impairment charge of $5.7 million to eliminate the remaining goodwill balance. The after tax losses of this operation were $4.0 million and $6.5 million for the years ended December 31, 2011 and 2010, respectively, and have been recorded in discontinued operations under "Operating income (loss), net of tax benefit (expense)."

Outlook

We expect that weakness in the underlying environment for nonresidential activity will continue to affect our industry in 2013 with overall activity remaining at subdued levels similar to recent years. Our backlog, while still at solid levels by historical standards, declined substantially in recent years and was flat in 2012. Our primary emphasis for 2013 will remain on execution, including a focus on cost discipline and efficient project and service performance. Based on our backlog and the weak economic conditions for our industry, we expect continued profitability during 2013 but we expect that lower levels of profitability, similar to those that we experienced in 2012, will continue in 2013.

Liquidity and Capital Resources

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Cash provided by (used in):			
Operating activities	$ 30,510	$ 29,680	$ 32,149
Investing activities	(23,168)	(35,750)	(43,001)
Financing activities	(17,822)	(29,039)	(30,652)
Net increase (decrease) in cash and cash equivalents	$(10,480)	$(35,109)	$(41,504)
Free cash flow:			
Cash provided by operating activities	$ 30,510	$ 29,680	$ 32,149
Taxes paid related to pre-acquisition equity transactions of an acquired company	—	—	7,056
Purchases of property and equipment	(11,782)	(8,666)	(7,089)
Proceeds from sales of property and equipment	1,106	717	1,381
Free cash flow	$ 19,834	$ 21,731	$ 33,497

Cash Flow

Our business does not require significant amounts of investment in long-term fixed assets. The substantial majority of the capital used in our business is working capital that funds our costs of labor and installed equipment deployed in project work until our customer pays us. Customary terms in our industry allow customers to withhold a small portion of the contract price until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage. Our average project duration together with typical retention terms generally allow us to complete the realization of revenue and earnings in cash within one year.

2012 Compared to 2011

Cash Provided by Operating Activities—We generated $30.5 million of cash flow from operating activities during 2012 compared with $29.7 million during 2011. The $0.8 million increase is primarily due to higher profitability in 2012.

Cash Used in Investing Activities—During 2012, cash used for investing activities was $23.2 million compared with $35.8 million during 2011. The most significant item affecting the comparison of our investing cash flows for these years primarily related to $12.7 million paid for acquisitions in 2012 as compared to $30.0 million in 2011.

Cash Used in Financing Actıvities—Cash used for financing activities was $17.8 million for 2012 compared to $29.0 million during 2011. The most significant item affecting the comparison of our financing cash flows for these years primarily relates to our share repurchase program and payments on other long-term debt. We repurchased approximately 0.3 million shares in 2012 for $2.9 million as compared to 0.7 million shares in 2011 for $7.3 million. Additionally, we paid $7.3 million of debt related to acquisitions in 2012 as compared to $14.4 million in 2011.

2011 Compared to 2010

Cash Provided by Operating Activities—We generated $29.7 million of cash flow from operating activities during 2011 compared with $32.1 million during 2010. The $2.4 million decrease is primarily due to lower profitability in 2011 compared to 2010.

Cash Used in Investing Activities—During 2011, cash used for investing activities was $35.8 million compared with $43.0 million during 2010. The most significant item affecting the comparison of our investing cash flows for these years primarily related to $30.0 million paid for acquisitions in 2011 as compared to $42.7 million in 2010.

Cash Used in Financing Activities—Cash used for financing activities was $29.0 million for 2011 compared to $30.7 million during 2010. The most significant items affecting the comparison of our financing cash flows for these years primarily related to our share repurchase program and payments on other long-term debt. We repurchased approximately 0.7 million shares in 2011 for $7.3 million as compared to 0.5 million shares in 2010 for $5.1 million. Additionally, we paid $14.4 million of debt related to acquisitions in 2011 as compared to $17.7 million in 2010.

Free Cash Flow

We define free cash flow as cash provided by operating activities, less customary capital expenditures, plus the proceeds from asset sales and taxes paid related to pre-acquisition equity transactions of an acquired company. We believe free cash flow, by encompassing both profit margins and the use of working capital over our approximately one year working capital cycle, is an effective measure of operating effectiveness and efficiency. We have included free cash flow information here for this reason, and because we are often asked about it by third parties evaluating us. However, free cash flow is not considered under generally accepted accounting principles to be a primary measure of an entity's financial results, and accordingly free cash flow should not be considered an alternative to operating income, net income, or amounts shown in our consolidated statements of cash flows as determined under generally accepted accounting principles. Free cash flow may be defined differently by other companies.

Share Repurchase Program

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to 1.0 million shares of our outstanding stock. Subsequently, the Board has from time to time approved extensions of the program to acquire additional shares. Since the inception of the repurchase program, the Board has approved 6.6 million shares to be repurchased.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. We repurchased 0.3 million shares for approximately $2.9 million for the year ended December 31, 2012, at an average price of $9.97 per share. We repurchased 0.7 million shares for approximately $7.3 million and 0.5 million shares for approximately $5.1 million under our share repurchase program for the years ended December 31, 2011 and 2010, respectively. Since the inception of the repurchase program in 2007 and as of December 31, 2012, we have repurchased a cumulative total of 5.9 million shares for $64.4 million, at an average price of $10.93 per share.

Debt

Credit Facility

On September 23, 2011, we amended our $125.0 million senior credit facility (the "Facility") provided by a syndicate of banks. The Facility, which is available for borrowings and letters of credit, expires in September 2016 and is secured by the capital stock of our current and future subsidiaries. As of December 31, 2012, we had no outstanding borrowings, $48.2 million in letters of credit outstanding and $76.8 million of credit available.

There are two interest rate options for borrowings under the Facility, the Base Rate Loan option and the Eurodollar Rate Loan option. These rates are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time. Additional margins are then added to these two rates. We estimate that the interest rate applicable to the borrowings under the Facility would be approximately 2.3% as of December 31, 2012.

We have used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. Our lenders issue such letters of credit through the Facility for a fee. We have never had a claim made against a letter of credit that resulted in payments by a lender or by us and believe such claims are unlikely in the foreseeable future. The letter of credit fees range from 1.30% to 2.10% per annum, based on the ratio of Consolidated Total Indebtedness to Credit Facility Adjusted EBITDA, as defined in the credit agreement.

Commitment fees are payable on the portion of the revolving loan capacity not in use for borrowings or letters of credit at any given time. These fees range from 0.25%-0.50% per annum, based on the ratio of Consolidated Total Indebtedness to Credit Facility Adjusted EBITDA, as defined in the credit agreement.

Interest expense included the following primary elements (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Interest expense on notes to former owners	$ 255	$ 795	$ 627
Interest expense on borrowings and unused commitment fees	444	243	287
Letter of credit fees	667	622	447
Amortization of deferred debt arrangement costs	229	226	338
Total	$1,595	$1,886	$1,699

The Facility contains financial covenants defining various measures and the levels of these measures with which we must comply. Covenant compliance is assessed as of each quarter end. Credit Facility Adjusted EBITDA is defined under the Facility for financial covenant purposes as net earnings for the four quarters ending as of any given quarterly covenant compliance measurement date, plus the corresponding amounts for (a) interest expense; (b) income taxes; (c) depreciation and amortization; (d) other non-cash charges; and (e) pre-acquisition results of acquired companies. The following is a reconciliation of Credit Facility Adjusted EBITDA to net income (in thousands):

Net income including noncontrolling interests	$11,849
Income taxes—continuing operations	10,045
Interest expense, net	1,571
Depreciation and amortization expense	20,630
Stock compensation expense	2,797
Income taxes—discontinued operations	212
EBITDA attributable to noncontrolling interest	275
Pre-acquisition results of acquired companies, as defined under the Facility	730
Credit Facility Adjusted EBITDA	$48,109

The Facility's principal financial covenants include:

Leverage Ratio—The Facility requires that the ratio of our Consolidated Total Indebtedness to our Credit Facility Adjusted EBITDA not exceed 3.00 through December 31, 2013, 2.75 through June 30, 2014 and 2.50 through maturity. The leverage ratio as of December 31, 2012 was 0.15.

Fixed Charge Coverage Ratio—The Facility requires that the ratio of Credit Facility Adjusted EBITDA, less non-financed capital expenditures, tax provision, dividends and amounts used to repurchase stock to the sum of interest expense and scheduled principal payments of indebtedness be at least 2.00; provided that the calculation of the fixed charge coverage ratio excludes stock repurchases and the payment of dividends at any time that the Company's Net Leverage Ratio does not exceed 2.0 through December 31, 2013, 1.5 through June 30, 2014 and 1.0 through maturity. Capital expenditures, tax provision, dividends and stock repurchase payments are defined under the Facility for purposes of this covenant to be amounts for the four quarters ending as of any given quarterly covenant compliance measurement date. The fixed charge coverage ratio as of December 31, 2012 was 16.31.

Other Restrictions—The Facility permits acquisitions of up to $15.0 million per transaction, provided that the aggregate purchase price of such an acquisition and of acquisitions in the preceding 12 month period does not exceed $30.0 million. However, these limitations only apply when the Company's Net Leverage Ratio is equal to or greater than 2.0.

While the Facility's financial covenants do not specifically govern capacity under the Facility, if our debt level under the Facility at a quarter-end covenant compliance measurement date were to cause us to violate the Facility's leverage ratio covenant, our borrowing capacity under the Facility and the favorable terms that we currently enjoy could be negatively impacted by the lenders.

We are in compliance with all of our financial covenants as of December 31, 2012

Notes to Former Owners

We issued subordinated notes to the former owners of acquired companies, as part of the consideration used to acquire these companies. These notes had an outstanding balance of $5.0 million, as of December 31, 2012 and bear interest, payable annually, at a weighted average interest rate of 3.3%.

Other Debt

In conjunction with our acquisition of ColonialWebb, we acquired $3.0 million of long-term debt related to an industrial revenue bond associated with its office building and warehouse. Currently, $2.4 million of this debt is outstanding. We have included both the $0.3 million current portion and the $2.1 million long-term portion on our balance sheet as of December 31, 2012. The weighted average interest rate on this variable rate debt as of December 31, 2012 was approximately 0.30%.

Outlook

We have generated positive net free cash flow for the last fourteen calendar years, much of which occurred during challenging economic and industry conditions. We also expect to have borrowing capacity under our credit facility and we maintain what we feel are reasonable cash balances. We believe these factors will provide us with sufficient liquidity to fund our operations for the foreseeable future.

Off-Balance Sheet Arrangements and Other Commitments

As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our most significant off-balance sheet transactions include liabilities associated with noncancelable operating leases. We also have other off-balance sheet obligations involving letters of credit and surety guarantees.

We enter into noncancelable operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for use of facilities, vehicles and equipment rather than purchasing them. At the end of the lease, we have no further obligation to the lessor. If we decide to cancel or terminate a lease before the end of its term, we would typically owe the lessor the remaining lease payments under the term of the lease.

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. We have also occasionally used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. The letters of credit we provide are actually issued by our lenders through the Facility as described above. A letter of credit commits the lenders to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the lenders. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. Absent a claim, there is no payment or reserving of funds by us in connection with a letter of credit. However, because a claim on a letter of credit would require immediate reimbursement by us to our lenders, letters of credit are treated as a use of the Facility's capacity just the same as actual borrowings. Claims against letters of credit are rare in our industry. To date we have not had a claim made against a letter of credit that resulted in payments by a lender or by us. We believe that it is unlikely that we will have to fund claims under a letter of credit in the foreseeable future.

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. If we fail to perform under the terms of a contract or to pay subcontractors and vendors who provided goods or services under a contract, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the sureties for any expenses or outlays they incur. To date, we are not aware of any losses to our sureties in connection with bonds the sureties have posted on our behalf, and we do not expect such losses to be incurred in the foreseeable future.

Surety market conditions are currently challenging as a result of significant losses incurred by many sureties in recent periods, both in the construction industry as well as in certain larger corporate bankruptcies. As a result, less bonding capacity is available in the market and terms have become more restrictive. Further, under standard terms in the surety market, sureties issue bonds on a project-by-project basis and can decline to issue bonds at any time. Historically, approximately 25% to 35% of our business has required bonds. While we have strong surety relationships to support our bonding needs, current market conditions as well as changes in our sureties' assessment of our operating and financial risk could cause our sureties to decline to issue bonds for our work. If that were to occur, our alternatives include doing more business that does not require bonds, posting other forms of collateral for project performance such as letters of credit or cash, and seeking bonding capacity from other sureties. We would likely also encounter concerns from customers, suppliers and other market participants as to our creditworthiness. While we believe our general operating and financial characteristics, including a significant amount of cash on our balance sheet, would enable us to ultimately respond effectively to an interruption in the availability of bonding capacity, such an interruption would likely cause our revenue and profits to decline in the near term.

Contractual Obligations

The following recaps the future maturities of our contractual obligations as of December 31, 2012 (in thousands):

	Twelve Months Ended December 31,						
	2013	2014	2015	2016	2017	Thereafter	Total
Notes to former owners	$ —	$ 5,000	$ —	$ —	$ —	$ —	$ 5,000
Other debt	300	300	300	300	300	900	2,400
Interest payable	134	135	1	1	1	3	275
Operating lease obligations	10,608	7,903	5,912	4,409	3,177	5,005	37,014
Total	$11,042	$13,338	$6,213	$4,710	$3,478	$5,908	$44,689

As discussed in Note 10 "Income Taxes", included in our Consolidated Balance Sheet at December 31, 2012 is approximately $0.5 million of liabilities associated with uncertain tax positions. Due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits may be concluded, we cannot make reliable estimates of the timing of cash outflows relating to these liabilities.

Absent any significant commitments of capital for items such as capital expenditures, acquisitions, dividends and share repurchases, it is reasonable to expect us to continue to maintain excess cash on our balance sheet. Therefore, we assumed that we would continue our current status of not using any borrowings under our revolving credit facility.

As of December 31, 2012, we also have $48.2 million in letter of credit commitments, of which all expire in 2013. The substantial majority of these letters of credit are posted with insurers who disburse funds on our behalf in connection with our workers' compensation, auto liability and general liability insurance program. These letters of credit provide additional security to the insurers that sufficient financial resources will be available to fund claims on our behalf, many of which develop over long periods of time, should we ever encounter financial duress. Posting of letters of credit for this purpose is a common practice for entities that manage their self-insurance programs through third-party insurers as we do. While these letter of credit commitments expire in 2013, we expect nearly all of them, particularly those supporting our insurance programs, will be renewed annually.

Other than the operating lease obligations noted above, we have no significant purchase or operating commitments outside of commitments to deliver equipment and provide labor in the ordinary course of performing project work.

ITEM 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We are exposed to market risk primarily related to potential adverse changes in interest rates as discussed below. We are actively involved in monitoring exposure to market risk and continue to develop and utilize appropriate risk management techniques. We are not exposed to any other significant financial market risks including commodity price risk, foreign currency exchange risk or interest rate risks from the use of derivative financial instruments. We do not use derivative financial instruments.

We have limited exposure to changes in interest rates under our revolving credit facility and the industrial revenue bond. We have a debt facility under which we may borrow funds in the future. We do not currently foresee any borrowing needs. Our debt with fixed interest rates consists of notes to former owners of acquired companies.

The following table presents principal amounts (stated in thousands) and related average interest rates by year of maturity for our debt obligations and their indicated fair market value at December 31, 2012:

	Twelve Months Ended December 31,						
	2013	2014	2015	2016	2017	Thereafter	Total
Fixed Rate Debt	$ —	$5,000	$ —	$ —	$ —	$ —	$5,000
Average Interest Rate	—	3.3%	—	—	—	—	3.3%
Variable Rate Debt	$300	$ 300	$300	$300	$300	$900	$2,400

The weighted average interest rate on the variable rate debt as of December 31, 2012 was approximately 0.30%.

We measure certain assets at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. During the year ended December 31, 2012, no goodwill or other intangible asset impairments were recorded. We did not recognize any other impairments on those assets required to be measured at fair value on a nonrecurring basis.

The valuation of the Company's contingent earn-out payments is determined using a probability weighted discounted cash flow method. This analysis reflects the contractual terms of the purchase agreements (e.g., minimum and maximum payment, length of earn-out periods, manner of calculating any amounts due, etc.) and utilizes assumptions with regard to future cash flows, probabilities of achieving such future cash flows and a discount rate.

ITEM 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein, has issued an attestation report auditing the effectiveness of our internal control over financial reporting as of December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Comfort Systems USA, Inc.

We have audited the accompanying consolidated balance sheets of Comfort Systems USA, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comfort Systems USA, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Comfort Systems USA, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Comfort Systems USA, Inc.

We have audited Comfort Systems USA, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Comfort Systems USA, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Comfort Systems USA, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

/s/ ERNST & YOUNG LLP

Houston, TX
February 28, 2013

COMFORT SYSTEMS USA, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 40,757	$ 51,237
Accounts receivable, less allowance for doubtful accounts of $6,333 and $4,615, respectively	256,959	260,145
Other receivables	12,376	6,631
Inventories	9,638	10,349
Prepaid expenses and other	25,037	24,179
Costs and estimated earnings in excess of billings	26,204	26,602
Assets related to discontinued operations	1,582	11,407
Total current assets	372,553	390,550
PROPERTY AND EQUIPMENT, NET	41,416	41,693
GOODWILL	114,588	107,093
IDENTIFIABLE INTANGIBLE ASSETS, NET	44,515	48,349
OTHER NONCURRENT ASSETS	7,682	6,295
Total assets	$580,754	$593,980
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 300	$ 300
Current maturities of notes to former owners	—	332
Accounts payable	100,641	111,683
Accrued compensation and benefits	36,892	36,389
Billings in excess of costs and estimated earnings	73,814	70,635
Accrued self-insurance expense	29,096	27,339
Other current liabilities	27,077	29,849
Liabilities related to discontinued operations	767	4,257
Total current liabilities	268,587	280,784
LONG-TERM DEBT, NET OF CURRENT MATURITIES	2,100	2,400
NOTES TO FORMER OWNERS, NET OF CURRENT MATURITIES	5,000	12,349
DEFERRED INCOME TAX LIABILITIES	7,954	4,642
OTHER LONG-TERM LIABILITIES	9,807	10,699
Total liabilities	293,448	310,874
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par, 102,969,912 shares authorized, 41,123,365 and 41,123,365 shares issued, respectively	411	411
Treasury stock, at cost, 3,879,299 and 3,714,506 shares, respectively	(41,012)	(39,437)
Additional paid-in capital	317,534	323,608
Retained deficit	(6,528)	(19,991)
Comfort Systems USA, Inc. stockholders' equity	270,405	264,591
Noncontrolling interests	16,901	18,515
Total stockholders' equity	287,306	283,106
Total liabilities and stockholders' equity	$580,754	$593,980

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands, Except Per Share Data)

	Year Ended December 31,		
	2012	2011	2010
REVENUE	$1,331,185	$1,216,654	$1,063,520
COST OF SERVICES	1,123,564	1,035,124	873,589
Gross profit	207,621	181,530	189,931
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	185,809	167,053	159,016
GOODWILL IMPAIRMENT	—	57,354	—
GAIN ON SALE OF ASSETS	(491)	(236)	(527)
Operating income (loss)	22,303	(42,641)	31,442
OTHER INCOME (EXPENSE):			
Interest income	24	128	193
Interest expense	(1,595)	(1,886)	(1,699)
Changes in the fair value of contingent earn-out obligations	662	5,528	1,574
Other	145	934	247
Other income (expense)	(764)	4,704	315
INCOME (LOSS) BEFORE INCOME TAXES	21,539	(37,937)	31,757
INCOME TAX EXPENSE (BENEFIT)	10,045	(5,463)	11,193
INCOME (LOSS) FROM CONTINUING OPERATIONS	11,494	(32,474)	20,564
DISCONTINUED OPERATIONS:			
Operating income (loss), net of income tax expense (benefit) of $212, $(2,709) and $(4,833)	355	(4,018)	(6,547)
Gain (loss) on disposition of discontinued operations, net of income tax expense of $—, $—and $(166)	—	—	723
NET INCOME (LOSS) INCLUDING NONCONTROLLING INTERESTS	11,849	(36,492)	14,740
Less: Net income (loss) attributable to noncontrolling interests	(1,614)	338	—
NET INCOME (LOSS) ATTRIBUTABLE TO COMFORT SYSTEMS USA, INC	$ 13,463	$ (36,830)	$ 14,740
OTHER COMPREHENSIVE INCOME:			
Realized gain on marketable securities reclassified into earnings, net of income taxes	—	—	181
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO COMFORT SYSTEMS USA, INC.	$ 13,463	$ (36,830)	$ 14,921
INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMFORT SYSTEMS USA, INC.:			
Basic—			
Income (loss) from continuing operations	$ 0.35	$ (0.88)	$ 0.54
Discontinued operations—			
Income (loss) from operations	0.01	(0.11)	(0.17)
Gain (loss) on disposition	—	—	0.02
Net income (loss)	$ 0.36	$ (0.99)	$ 0.39
Diluted—			
Income (loss) from continuing operations	$ 0.35	$ (0.88)	$ 0.54
Discontinued operations—			
Income (loss) from operations	0.01	(0.11)	(0.17)
Gain (loss) on disposition	—	—	0.02
Net income (loss)	$ 0.36	$ (0.99)	$ 0.39
SHARES USED IN COMPUTING INCOME (LOSS) PER SHARE:			
Basic	37,112	37,389	37,549
Diluted	37,259	37,389	37,790
DIVIDENDS PER SHARE	$ 0.200	$ 0.200	$ 0.200

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Thousands, Except Share Amounts)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Non-Controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
BALANCE AT DECEMBER 31, 2009	41,123,365	$411	(3,129,460)	$(33,810)	$326,103	$(181)	$ 13,461	—	$305,984
Net income (loss)	—	—	—	—	—	—	14,740	—	14,740
Realized gain on marketable securities reclassified into earnings, net of tax	—	—	—	—	—	181	—	—	181
Issuance of Stock:									
Issuance of shares for options exercised including tax benefit	—	—	183,686	1,982	(875)	—	—	—	1,107
Issuance of restricted stock	—	—	235,122	2,864	(2,614)	—	—	—	250
Shares received in lieu of tax withholding payment on vested restricted stock	—	—	(50,575)	(616)	—	—	—	—	(616)
Tax benefit from vesting of restricted stock	—	—	—	—	106	—	—	—	106
Forfeiture of unvested restricted stock	—	—	(5,610)	(60)	60	—	—	—	—
Stock-based compensation expense	—	—	—	—	3,687	—	—	—	3,687
Dividends	—	—	—	—	—	—	(7,581)	—	(7,581)
Share repurchase	—	—	(454,938)	(5,074)	—	—	—	—	(5,074)
BALANCE AT DECEMBER 31, 2010	41,123,365	411	(3,221,775)	(34,714)	326,467	—	20,620	—	312,784
Net income (loss)	—	—	—	—	—	—	(36,830)	338	(36,492)
Issuance of Stock:									
Issuance of shares for options exercised including tax benefit	—	—	65,950	707	(258)	—	—	—	449
Issuance of restricted stock	—	—	230,702	2,488	(2,488)	—	—	—	—
Shares received in lieu of tax withholding payment on vested restricted stock	—	—	(50,793)	(662)	—	—	—	—	(662)
Tax benefit from vesting of restricted stock	—	—	—	—	54	—	—	—	54
Stock-based compensation expense	—	—	—	—	3,604	—	—	—	3,604
Dividends	—	—	—	—	(3,771)	—	(3,781)	—	(7,552)
Share repurchase	—	—	(738,590)	(7,256)	—	—	—	—	(7,256)
Acquisition of EAS	—	—	—	—	—	—	—	17,377	17,377
Contribution from noncontrolling interest	—	—	—	—	—	—	—	800	800
BALANCE AT DECEMBER 31, 2011	41,123,365	411	(3,714,506)	(39,437)	323,608	—	(19,991)	18,515	283,106
Net income (loss)	—	—	—	—	—	—	13,463	(1,614)	11,849
Issuance of Stock:									
Issuance of shares for options exercised including tax benefit	—	—	102,750	1,087	(714)	—	—	—	373
Issuance of restricted stock	—	—	70,000	742	(742)	—	—	—	—
Shares received in lieu of tax withholding payment on vested restricted stock	—	—	(51,507)	(544)	—	—	—	—	(544)
Tax benefit from vesting of restricted stock	—	—	—	—	56	—	—	—	56
Stock-based compensation expense	—	—	—	—	2,797	—	—	—	2,797
Dividends	—	—	—	—	(7,471)	—	—	—	(7,471)
Share repurchase	—	—	(286,036)	(2,860)	—	—	—	—	(2,860)
BALANCE AT DECEMBER 31, 2012	41,123,365	$411	(3,879,299)	$(41,012)	$317,534	—	$ (6,528)	$16,901	$287,306

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) including noncontrolling interests	$ 11,849	$(36,492)	$ 14,740
Adjustments to reconcile net income (loss) to net cash provided by operating activities—			
(Gain) loss on disposition of discontinued operations	—	—	(723)
Write-off of debt financing costs	—	—	181
Amortization of identifiable intangible assets	8,837	7,462	6,217
Depreciation expense	11,793	12,591	11,225
Goodwill and other intangible asset impairments	—	58,922	5,734
Bad debt expense	2,453	936	364
Deferred tax expense (benefit)	3,541	(9,525)	(3,484)
Amortization of debt financing costs	229	226	157
Gain on sale of assets	(607)	(239)	(525)
Changes in the fair value of contingent earn-out obligations	(662)	(5,528)	(1,574)
Stock-based compensation expense	2,797	3,604	3,687
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures—			
(Increase) decrease in—			
Receivables, net	2,913	10,390	13,405
Inventories	1,195	(270)	1,034
Prepaid expenses and other current assets	370	977	(1,469)
Costs and estimated earnings in excess of billings	1,636	4,162	3,985
Other noncurrent assets	(3,334)	917	(813)
Increase (decrease) in—			
Accounts payable and accrued liabilities	(15,507)	(21,477)	47
Billings in excess of costs and estimated earnings	1,776	5,426	(12,684)
Taxes paid related to pre-acquisition equity transactions of an acquired company	—	—	(7,056)
Other long-term liabilities	1,231	(2,402)	(299)
Net cash provided by operating activities	30,510	29,680	32,149
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(11,782)	(8,666)	(7,089)
Proceeds from sales of property and equipment	1,106	717	1,381
Proceeds from businesses sold	164	156	1,514
Sales of marketable securities	—	2,000	3,925
Cash paid for acquisitions, earn-outs and intangible assets, net of cash acquired	(12,656)	(29,957)	(42,732)
Net cash used in investing activities	(23,168)	(35,750)	(43,001)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings on revolving line of credit	—	—	—
Payments on other long-term debt	(7,349)	(14,387)	(17,749)
Debt financing costs	—	(517)	(896)
Payments of dividends to shareholders	(7,498)	(7,520)	(7,530)
Share repurchase program	(2,860)	(7,256)	(5,074)
Shares received in lieu of tax withholding	(544)	(662)	(616)
Excess tax benefit of stock-based compensation	100	210	740
Proceeds from exercise of options	329	293	473
Capital contribution from noncontrolling interests	—	800	—
Net cash used in financing activities	(17,822)	(29,039)	(30,652)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,480)	(35,109)	(41,504)
CASH AND CASH EQUIVALENTS, beginning of year—continuing operations and discontinued operations	51,237	86,346	127,850
CASH AND CASH EQUIVALENTS, end of year—continuing operations and discontinued operations	$ 40,757	$ 51,237	$ 86,346

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

1. Business and Organization

Comfort Systems USA, Inc., a Delaware corporation, provides comprehensive heating, ventilation and air conditioning ("HVAC") installation, maintenance, repair and replacement services within the mechanical services industry. We operate primarily in the commercial, industrial and institutional HVAC markets and perform most of our services within office buildings, retail centers, apartment complexes, manufacturing plants and healthcare, education and government facilities. In addition to standard HVAC services, we provide specialized applications such as building automation control systems, fire protection, process cooling, electronic monitoring and process piping. Certain locations also perform related activities such as electrical service and plumbing. Approximately 47% of our consolidated 2012 revenue is attributable to installation of systems in newly constructed facilities, with the remaining 53% attributable to maintenance, repair and replacement services. The following service activities account for our consolidated 2012 revenue: HVAC 75%, plumbing 16%, building automation control systems 5% and other 4%. These service activities are within the mechanical services industry which is the single industry segment we serve.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling interest. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made in prior period financial statements to conform to current period presentation. These reclassifications are either of a normal and recurring nature or are due to discontinued operations accounting related to the shutdown of our Delaware operation in 2012. Neither have resulted in any changes to previously reported net income for any periods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, revenue and expenses and disclosures regarding contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates used in our financial statements affect revenue and cost recognition for construction contracts, the allowance for doubtful accounts, self-insurance accruals, deferred tax assets, warranty accruals, fair value accounting for acquisitions and the quantification of fair value for reporting units in connection with our goodwill impairment testing.

Cash Flow Information

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Cash paid (in thousands) for:

	Year Ended December 31,		
	2012	2011	2010
Interest	$ 1,326	$1,720	$ 1,215
Income taxes for continuing operations	13,948	1,613	9,034
Income taxes for discontinued operations	5	8	2
Total	$15,279	$3,341	$10,251

Revenue Recognition

Approximately 84% of our revenue was earned on a project basis and recognized through the percentage of completion method of accounting. Under this method, contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs. More specifically, as part of the negotiation and bidding process in connection with obtaining installation contracts, we estimate our contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in our results of operations under the caption "Cost of Services." Then, as we perform under those contracts, we measure costs incurred, compare them to total estimated costs to complete the contract and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion. Non-labor project costs consist of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications and is a value added element to our work. The costs are considered to be incurred when title is transferred to us, which typically is upon delivery to the work site. Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials costs are not significant and are generally recorded when delivered to the work site. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.

We generally do not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred. In limited circumstances, when significant pre-contract costs are incurred, they are deferred if the costs can be directly associated with a specific contract and if their recoverability from the contract is probable. Upon receiving the contract, these costs are included in contract costs. Deferred costs associated with unsuccessful contract bids are written off in the period that we are informed that we will not be awarded the contract.

Project contracts typically provide for a schedule of billings or invoices to the customer based on reaching agreed upon milestones or as we incur costs. The schedules for such billings usually do not precisely match the schedule on which costs are incurred. As a result, contract revenue recognized in the statement of operations can and usually does differ from amounts that can be billed or invoiced to

2. Summary of Significant Accounting Policies (Continued)

the customer at any point during the contract. Amounts by which cumulative contract revenue recognized on a contract as of a given date exceed cumulative billings to the customer under the contract are reflected as a current asset in our balance sheet under the caption "Costs and estimated earnings in excess of billings." Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenue recognized on the contract are reflected as a current liability in our balance sheet under the caption "Billings in excess of costs and estimated earnings."

The percentage of completion method of accounting is also affected by changes in job performance, job conditions and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. The effects of these revisions are recognized in the period in which the revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on a contract, the full amount of the estimated ultimate loss is recognized in the period such a conclusion is reached, regardless of the percentage of completion of the contract.

Revisions to project costs and conditions can give rise to change orders under which the customer agrees to pay additional contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. Except in certain circumstances, we do not recognize revenue or margin based on change orders or claims until they have been agreed upon with the customer. The amount of revenue associated with unapproved change orders and claims is currently immaterial.

Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation via additional customer payments.

Revenue associated with maintenance, repair and monitoring services and related contracts are recognized as services are performed. Amounts associated with unbilled service work orders are reflected as a current asset in our balance sheet under the caption "Costs and estimated earnings in excess of billings" and amounts billed in advance of work orders being performed are reflected as a current liability in our balance sheet under the caption "Billings in excess of costs and estimated earnings."

Accounts Receivable

Accounts receivable include amounts billed to customers under retention or retainage provisions in construction contracts. Such provisions are standard in our industry and usually allow for a small portion of progress billings or the contract price to be withheld by the customer until after we have completed work on the project, typically for a period of six months. Based on our experience with similar contracts in recent years, the majority of our billings for such retention balances at each balance sheet date are finalized and collected within the subsequent year. Retention balances at December 31, 2012 and 2011 are $48.0 million and $51.7 million, respectively, and are included in accounts receivable.

The carrying value of our receivables, net of the allowance for doubtful accounts, represents the estimated net realizable value. We estimate our allowance for doubtful accounts based upon the creditworthiness of our customers, prior collection history, ongoing relationships with our customers, the aging of past due balances, our lien rights, if any, in the property where we performed the work

2. Summary of Significant Accounting Policies (Continued)

and the availability, if any, of payment bonds applicable to the contract. The receivables are written off when they are deemed to be uncollectible.

Inventories

Inventories consist of parts and supplies that we purchase and hold for use in the ordinary course of business and are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the expected life of the lease or the estimated useful life of the asset.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated over the remaining useful life of the equipment. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in "Gain on sale of assets" in the statement of operations.

Recoverability of Goodwill and Identifiable Intangible Assets

Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred.

When the carrying value of a given reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value. If other reporting units have had increases in fair value, such increases may not be recorded. Accordingly, such increases may not be netted against impairments at other reporting units. The requirements for assessing whether goodwill has been impaired involve market-based information. This information, and its use in assessing goodwill, entails some degree of subjective assessment.

We currently perform our annual impairment testing as of October 1 and any impairment charges resulting from this process are reported in the fourth quarter. We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them. We perform our annual goodwill impairment testing at the reporting unit level.

In the evaluation of goodwill for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying value. If, after completing such assessment, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. If we conclude otherwise, then we perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying value of the reporting unit.

2. Summary of Significant Accounting Policies (Continued)

We estimate the fair value of the reporting unit based on two market approaches and an income approach, which utilizes discounted future cash flows. Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values. The market approaches utilized market multiples of invested capital from comparable publicly traded companies ("public company approach") and comparable transactions ("transaction approach"). The market multiples from invested capital include revenue, book equity plus debt and earnings before interest, taxes, depreciation and amortization ("EBITDA").

We amortize identifiable intangible assets with finite lives over their useful lives. Changes in strategy and/or market condition may result in adjustments to recorded intangible asset balances.

Long-Lived Assets

Long-lived assets are comprised principally of goodwill, identifiable intangible assets, property and equipment, and deferred income tax assets. We periodically evaluate whether events and circumstances have occurred that indicate that the remaining balances of these assets may not be recoverable. We use estimates of future income from operations and cash flows, as well as other economic and business factors, to assess the recoverability of these assets.

Acquisitions

We recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration—In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain predetermined profitability targets. We have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the acquisition date fair value and the ultimate settlement of the obligations being recognized in income from operations.

Contingent Assets and Liabilities—Assets and liabilities arising from contingencies are recognized at their acquisition date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be determined, they are recognized at the acquisition date if the contingencies are probable and an amount can be reasonably estimated. Acquisition date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed.

Self-Insurance Liabilities

We are substantially self-insured for workers' compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. Loss estimates associated with the larger and longer-developing risks—workers' compensation, auto

2. Summary of Significant Accounting Policies (Continued)

liability and general liability—are reviewed by a third-party actuary quarterly. Our self-insurance arrangements are further discussed in Note 12 "Commitments and Contingencies."

Warranty Costs

We typically warrant labor for the first year after installation on new HVAC systems. We generally warrant labor for thirty days after servicing of existing HVAC systems. A reserve for warranty costs is estimated and recorded based upon the historical level of warranty claims and management's estimate of future costs.

Income Taxes

We are subject to income tax in the United States and Puerto Rico and file a consolidated return for federal income tax purposes. Income taxes are provided for under the liability method, which takes into account differences between financial statement treatment and tax treatment of certain transactions.

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation quarterly. Estimations of required valuation allowances include estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the activity underlying these assets becomes deductible. We consider projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income is less than the estimates, we may not realize all or a portion of the recorded deferred tax assets.

Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income tax expense in our Consolidated Statements of Operations.

Segment Disclosure

Our activities are within the mechanical services industry, which is the single industry segment we serve. Each operating subsidiary represents an operating segment and these segments have been aggregated, as the operating units meet all of the aggregation criteria.

2. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

We provide services in a broad range of geographic regions. Our credit risk primarily consists of receivables from a variety of customers including general contractors, property owners and developers and commercial and industrial companies. We are subject to potential credit risk related to changes in business and economic factors throughout the United States within the nonresidential construction industry. However, we are entitled to payment for work performed and have certain lien rights in that work. Further, we believe that our contract acceptance, billing and collection policies are adequate to manage potential credit risk. We regularly review our accounts receivable and estimate an allowance for uncollectible amounts. We have a diverse customer base, with no single customer accounting for more than 3% of consolidated 2012 revenue.

Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, other receivables, accounts payable, notes to former owners and a revolving credit facility. We believe that the carrying values of these instruments on the accompanying balance sheets approximate their fair values.

New Accounting Pronouncements

On January 1, 2012, we adopted the accounting pronouncement updating existing guidance on comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of our Consolidated Statements of Stockholders' Equity, which was our previous presentation. It requires companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the continuous statement approach which we have adopted, total net income and its components are presented followed continuously by total other comprehensive income, its components and the total of comprehensive income. The adoption of this pronouncement did not have any effect on our financial condition or results of operations, though it did change our financial statement presentation.

3. Fair Value Measurements

We classify and disclose assets and liabilities carried at fair value in one of the following three categories:

- Level 1—quoted prices in active markets for identical assets and liabilities;
- Level 2—observable market based inputs or unobservable inputs that are corroborated by market data; and
- Level 3—significant unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

3. Fair Value Measurements (Continued)

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets and liabilities measured on a recurring basis as of December 31, 2012 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	Balance December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$40,757	$40,757	$ —	$ —
Life insurance—cash surrender value	$ 2,477	$ —	$2,477	$ —
Contingent earn-out obligations	$ 1,966	$ —	$ —	$1,966

Cash and cash equivalents consist primarily of highly rated money market funds at a variety of well-known institutions with original maturities of three months or less. The original cost of these assets approximates fair value due to their short term maturity.

One of our operations has life insurance policies covering 26 employees with a combined face value of $30.1 million. The policy is invested in mutual funds and the fair value measurement is determined using level 2 inputs within the fair value hierarchy and will vary with investment performance. The cash surrender value of these policies is $2.5 million as of December 31, 2012 and $2.2 million as of December 31, 2011. These assets are included in "Other Noncurrent Assets" in our consolidated balance sheets.

We value contingent earn-out obligations using a probability weighted discounted cash flow method. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. This analysis reflects the contractual terms of the purchase agreements (e.g., minimum and maximum payments, length of earn-out periods, manner of calculating any amounts due, etc.) and utilizes assumptions with regard to future cash flows, probabilities of achieving such future cash flows and a discount rate. The contingent earn-out obligations are measured at fair value each reporting period and changes in estimates of fair value are recognized in earnings.

The table below presents a reconciliation of the fair value of our contingent earn-out obligations that use significant unobservable inputs (Level 3) (in thousands).

	December 31, 2012	December 31, 2011
Balance at beginning of year	$2,488	$ 7,466
Issuances	140	550
Adjustments to fair value	(662)	(5,528)
Balance at end of year	$1,966	$ 2,488

We measure certain assets at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. During the year ended

3. Fair Value Measurements (Continued)

December 31, 2012, no goodwill or other intangible asset impairments were recorded. During the year ended December 31, 2011, we recorded a goodwill impairment charge of $57.3 million based on Level 3 measurements. See Note 6 "Goodwill and Identifiable Intangible Assets, Net" for further discussion. We did not recognize any other impairments on those assets required to be measured at fair value on a nonrecurring basis.

4. Acquisitions

Acquisition of EAS

On November 2, 2011, we acquired a 60% majority interest in Environmental Air Systems, LLC ("EAS"). EAS is a regional mechanical contractor with principal offices in Greensboro and Raleigh, North Carolina. EAS engages in a broad range of mechanical contracting projects, HVAC service and controls, and sophisticated prefabrication of mechanical systems, in North Carolina, South Carolina and throughout the Atlantic region. The acquisition date fair value of consideration transferred was $30.4 million, of which $15.7 million was allocated to goodwill. See Note 6 "Goodwill and Identifiable Intangible Assets, Net."

Acquisition of ColonialWebb

On July 28, 2010, we entered into a stock purchase agreement to purchase all of the issued and outstanding stock of ColonialWebb Contractors Company ("ColonialWebb"). ColonialWebb operates as a comprehensive, single-source construction, service, manufacturing and refrigeration service firm servicing the Mid-Atlantic region. ColonialWebb is headquartered in Richmond, Virginia with seven other locations. The acquisition date fair value of consideration transferred was $110.3 million, of which $49.9 million was allocated to goodwill. See Note 6 "Goodwill and Identifiable Intangible Assets, Net" for discussion of the goodwill impairment of ColonialWebb recorded during 2011.

Other Acquisitions

We completed various acquisitions from 2010 to 2012, which were not material, individually or in the aggregate, and were "tucked-in" with existing operations. Our consolidated balance sheet as of December 31, 2012 includes preliminary allocations of the purchase price to the assets acquired and liabilities assumed based on estimates of fair value, pending completion of final valuation and purchase price adjustments. The results of operations of acquisitions are included in our consolidated financial statements from their respective acquisition dates. Additional contingent purchase price ("earn-out") has been or will be paid if certain acquisitions achieve predetermined profitability targets. The total purchase price for these acquisitions, including earn-outs, was $14.2 million in 2012, $2.9 million in 2011 and $4.8 million in 2010.

5. Discontinued Operations

During the fourth quarter of 2012, we substantially completed the shutdown of our operation located in Delaware which we decided to curtail operating in the fourth quarter of 2011. During 2011, we impaired the intangible assets of $1.6 million associated with this operation as a result of this decision. During 2010, we recorded a goodwill impairment charge of $5.7 million. The after tax income

5. Discontinued Operations (Continued)

for the year ended December 31, 2012 was $0.1 million and the after tax losses of this operation were $4.0 million and $6.5 million for the years ended December 31, 2011 and 2010, respectively. These results have been recorded in discontinued operations under "Operating income (loss), net of tax expense (benefit)."

In addition, we recorded after tax income of $0.3 million associated with the reduction of estimated liabilities associated with the sale and shutdown of previous discontinued operations. These amounts are reflected in discontinued operations under "Operating income (loss), net of tax expense (benefit)" in addition to those mentioned above.

Our consolidated statements of operations and the related earnings per share amounts have been restated to reflect the effects of the discontinued operations. No interest expense is allocated to discontinued operations.

Revenue and pre-tax income (loss) related to discontinued operations are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Revenue	$4,668	$23,366	$ 44,762
Pre-tax income (loss)	$ 567	$(6,727)	$(11,380)

6. Goodwill and Identifiable Intangible Assets, Net

Goodwill

The changes in the carrying amount of goodwill are as follows (in thousands):

	December 31, 2012	December 31, 2011
Balance at beginning of year	$107,093	$147,818
Additions (See Note 4)	7,495	16,629
Impairment adjustment	—	(57,354)
Balance at end of year	$114,588	$107,093

We perform our annual impairment testing on October 1, or more frequently, if events and circumstances indicate impairment may have occurred. As discussed in Note 2, "Summary of Significant Accounting Policies," we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying value.

During our annual impairment testing on October 1, we opted to perform a quantitative assessment where the fair value of each reporting unit was estimated using a discounted cash flow model combined with market valuation approaches. We assigned a weighting of 50% to the discounted cash flow analysis, 40% to the public company approach and 10% to the transaction approach for the year ended December 31, 2012. In certain instances, there was no weighting assigned to the transaction

6. Goodwill and Identifiable Intangible Assets, Net (Continued)

approach due to a lack of comparable market data and a weighting of 50% was assigned to the public company approach for those impacted reporting units.

There was no impairment of goodwill as a result of our annual goodwill impairment test in 2012. We also did not encounter any events or changes in circumstances that indicated an impairment was more likely than not during interim periods in 2012.

As of October 1, 2012, the fair value exceeded the carrying value by a significant margin for the 23 reporting units with a goodwill balance.

During 2011 and 2010, the fair value of each reporting unit was estimated using a discounted cash flow model combined with market valuation approaches. We assigned a weighting of 50% to the discounted cash flow analysis and 50% to the public company approach for the year ended December 31, 2011. There was no weighting assigned to the transaction approach due to the lack of comparable market data in 2011. We assigned a weighting of 50% to the discounted cash flow analysis, 40% to the public company approach and 10% to the transaction approach for the year ended December 31, 2010. We recorded a goodwill impairment of $57.3 million during 2011 related to four reporting units serving the Virginia, Maryland and North Carolina markets. During 2010, we recorded a goodwill impairment of $5.7 million related to our Delaware location, which is included in discontinued operations.

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, goodwill impairment charges may be recorded in future periods.

Identifiable Intangible Assets, Net

Identifiable intangible assets consist of the following (dollars in thousands):

	Estimated Useful Lives in Years	December 31, 2012		December 31, 2011	
		Gross Book Value	Accumulated Amortization	Gross Book Value	Accumulated Amortization
Customer relationships	2 - 15	$40,404	$(15,579)	$36,351	$ (9,880)
Backlog	1 - 2	6,515	(6,375)	5,890	(4,999)
Noncompete agreements	2 - 7	2,890	(2,380)	2,890	(1,932)
Tradenames	2 - 25	23,695	(4,655)	23,370	(3,341)
Total		$73,504	$(28,989)	$68,501	$(20,152)

The amounts attributable to customer relationships, noncompete agreements and tradenames are being amortized to "Selling, General and Administrative Expenses" on a pattern of economic benefit or a straight-line method over periods from two to twenty-five years. The amounts attributable to backlog are being amortized to "Cost of Services" on a proportionate method over the remaining backlog period. Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $8.8 million, $7.1 million and $5.8 million, respectively.

6. Goodwill and Identifiable Intangible Assets, Net (Continued)

At December 31, 2012, future amortization expense of identifiable intangible assets is as follows (in thousands):

Year ended December 31—	
2013	$ 7,120
2014	6,106
2015	4,873
2016	3,748
2017	2,997
Thereafter	19,671
Total	$44,515

7. Property and Equipment

Property and equipment consist of the following (dollars in thousands):

	Estimated Useful Lives in Years	December 31, 2012	December 31, 2011
Land	—	$ 2,404	$ 2,282
Transportation equipment	2 - 10	38,352	34,590
Machinery and equipment	2 - 15	21,670	21,037
Computer and telephone equipment	2 - 10	18,481	17,329
Buildings and leasehold improvements	1 - 39	24,438	23,083
Furniture and fixtures	3 - 10	4,741	4,879
		110,086	103,200
Less—Accumulated depreciation		(68,670)	(61,507)
Property and equipment, net		$ 41,416	$ 41,693

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $11.7 million, $11.9 million and $10.9 million, respectively.

8. Detail of Certain Balance Sheet Accounts

Activity in our allowance for doubtful accounts consists of the following (in thousands):

	December 31,		
	2012	2011	2010
Balance at beginning of year	$ 4,615	$5,029	$ 7,200
Additions for bad debt expense	2,753	214	340
Deductions for uncollectible receivables written off, net of recoveries	(1,090)	(770)	(2,689)
Allowance for doubtful accounts of acquired companies at date of acquisition	55	142	178
Balance at end of year	$ 6,333	$4,615	$ 5,029

Other current liabilities consist of the following (in thousands):

	December 31,	
	2012	2011
Accrued warranty costs	$ 6,781	$ 8,234
Accrued job losses	2,137	1,777
Accrued rent and lease obligations	673	2,793
Accrued sales and use tax	1,710	1,494
Deferred revenue	1,143	1,592
Liabilities due to former owners	2,349	—
Other current liabilities	12,284	13,959
	$27,077	$29,849

Contracts in progress are as follows (in thousands):

	December 31,	
	2012	2011
Costs incurred on contracts in progress	$ 1,182,085	$ 1,071,406
Estimated earnings, net of losses	134,534	132,096
Less—Billings to date	(1,364,229)	(1,247,535)
	$ (47,610)	$ (44,033)
Costs and estimated earnings in excess of billings	$ 26,204	$ 26,602
Billings in excess of costs and estimated earnings	(73,814)	(70,635)
	$ (47,610)	$ (44,033)

9. Long-Term Debt Obligations

Long-term debt obligations consist of the following (in thousands):

	December 31,	
	2012	2011
Revolving credit facility	$ —	$ —
Other debt	2,400	2,700
Notes to former owners	5,000	12,681
Total debt	7,400	15,381
Less—current portion	(300)	(632)
Total long-term portion of debt	$7,100	$14,749

At December 31, 2012, future principal payments of long-term debt are as follows (in thousands):

Year ended December 31—	
2013	$ 300
2014	5,300
2015	300
2016	300
2017	300
Thereafter	900
	$7,400

Interest expense included the following primary elements (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Interest expense on notes to former owners	$ 255	$ 795	$ 627
Interest expense on borrowings and unused commitment fees	444	243	287
Letter of credit fees	667	622	447
Amortization of debt financing costs	229	226	338
Total	$1,595	$1,886	$1,699

Revolving Credit Facility

On September 23, 2011, we amended our $125.0 million senior credit facility (the "Facility") provided by a syndicate of banks. The Facility, which is available for borrowings and letters of credit, expires in September 2016 and is secured by the capital stock of our current and future subsidiaries. As of December 31, 2012, we had no outstanding borrowings, $48.2 million in letters of credit outstanding, and $76.8 million of credit available.

9. Long-Term Debt Obligations (Continued)

Collateral

A common practice in our industry is the posting of payment and performance bonds with customers. These bonds are offered by financial institutions known as sureties, and provide assurance to the customer that in the event we encounter significant financial or operational difficulties, the surety will arrange for the completion of our contractual obligations and for the payment of our vendors on the projects subject to the bonds. In cooperation with our lenders, we granted our sureties a first lien on assets such as receivables, costs and estimated earnings in excess of billings, and equipment specifically identifiable to projects for which bonds are outstanding, as collateral for potential obligations under bonds. As of December 31, 2012, the book value of these assets was approximately $74.2 million.

Covenants and Restrictions

The Facility contains financial covenants defining various financial measures and the levels of these measures with which we must comply. Covenant compliance is assessed as of each quarter end. Credit Facility Adjusted EBITDA is defined under the Facility for financial covenant purposes as net earnings for the four quarters ending as of any given quarterly covenant compliance measurement date, plus the corresponding amounts for (a) interest expense; (b) income taxes; (c) depreciation and amortization; (d) other non-cash charges and (e) pre-acquisition results of acquired companies. The following is a reconciliation of Credit Facility Adjusted EBITDA to net income (in thousands):

Net income including noncontrolling interests	$11,849
Income taxes—continuing operations	10,045
Interest expense, net	1,571
Depreciation and amortization expense	20,630
Stock compensation expense	2,797
Income taxes—discontinued operations	212
EBITDA attributable to noncontrolling interests	275
Pre-acquisition results of acquired companies, as defined under the Facility	730
Credit Facility Adjusted EBITDA	$48,109

The Facility's principal financial covenants include:

Leverage Ratio—The Facility requires that the ratio of our Consolidated Total Indebtedness to our Credit Facility Adjusted EBITDA not exceed 3.00 through December 31, 2013, 2.75 through June 30, 2014 and 2.50 through maturity. The leverage ratio as of December 31, 2012 was 0.15.

Fixed Charge Coverage Ratio—The Facility requires that the ratio of Credit Facility Adjusted EBITDA, less non-financed capital expenditures, tax provision, dividends and amounts used to repurchase stock to the sum of interest expense and scheduled principal payments of indebtedness be at least 2.00; provided that the calculation of the fixed charge coverage ratio excludes stock repurchases and the payment of dividends at any time that the Company's Net Leverage Ratio does not exceed 2.00 through December 31, 2013, 1.50 through June 30, 2014 and 1.00 through maturity. Capital expenditures, tax provision, dividends and stock repurchase payments are defined

9. Long-Term Debt Obligations (Continued)

under the Facility for purposes of this covenant to be amounts for the four quarters ending as of any given quarterly covenant compliance measurement date. The fixed charge coverage ratio as of December 31, 2012 was 16.31.

Other Restrictions—The Facility permits acquisitions of up to $15.0 million per transaction, provided that the aggregate purchase price of such an acquisition and of acquisitions in the preceding 12 month period does not exceed $30.0 million. However, these limitations only apply when the Company's Net Leverage Ratio is equal to or greater than 2.00.

While the Facility's financial covenants do not specifically govern capacity under the Facility, if our debt level under the Facility at a quarter-end covenant compliance measurement date were to cause us to violate the Facility's leverage ratio covenant, our borrowing capacity under the Facility and the favorable terms that we currently have could be negatively impacted by the lenders.

We are in compliance with all of our financial covenants as of December 31, 2012.

Interest Rates and Fees

There are two interest rate options for borrowings under the Facility, the Base Rate Loan Option and the Eurodollar Rate Loan Option. Under the Base Rate Loan Option, the interest rate is determined based on the highest of the Federal Funds Rate plus 0.5%, the prime lending rate offered by Wells Fargo Bank, N.A. or the one-month Eurodollar Rate plus 1.00%. Under the Eurodollar Rate Loan Option, the interest rate is determined based on the one- to six-month Eurodollar Rate. The Eurodollar Rate corresponds very closely to rates described in various general business media sources as the London Interbank Offered Rate or "LIBOR." Additional margins are then added to these rates. The additional margins are determined based on the ratio of our Consolidated Total Indebtedness as of a given quarter end to our "Credit Facility Adjusted EBITDA" for the twelve months ending as of that quarter end, as defined in the credit agreement and shown below.

The interest rates under the Facility are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time. For illustrative purposes, the following are the respective market rates as of December 31, 2012 relating to interest options under the Facility:

Base Rate Loan Option:	
Federal Funds Rate plus 0.50%	0.67%
Wells Fargo Bank, N.A. Prime Rate	3.25%
One-month LIBOR plus 1.00%	1.21%
Eurodollar Rate Loan Option:	
One-month LIBOR	0.21%
Six-month LIBOR	0.51%

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. We have also occasionally used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. Our lenders issue such letters of credit through the Facility. A letter of credit commits the lenders to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified

9. Long-Term Debt Obligations (Continued)

actions. If this were to occur, we would be required to reimburse the lenders for amounts they fund to honor the letter of credit holder's claim. Absent a claim, there is no payment or reserving of funds by us in connection with a letter of credit. However, because a claim on a letter of credit would require immediate reimbursement by us to our lenders, letters of credit are treated as a use of facility capacity just the same as actual borrowings. We have never had a claim made against a letter of credit that resulted in payments by a lender or by us and believe such claim is unlikely in the foreseeable future.

Commitment fees are payable on the portion of the revolving loan capacity not in use for borrowings or letters of credit at any given time. Letter of credit fees and commitment fees are based on the ratio of Consolidated Total Indebtedness to Credit Facility Adjusted EBITDA.

	Consolidated Total Indebtedness to Credit Facility Adjusted EBITDA				
	Less than 0.75	0.75 to 1.25	1.25 to 2.00	2.00 to 2.50	2.50 or greater
Additional Per Annum Interest Margin Added Under:					
Base Rate Loan Option	0.75%	1.00%	1.25%	1.50%	1.75%
Eurodollar Rate Loan Option	1.75%	2.00%	2.25%	2.50%	2.75%
Letter of credit fees	1.30%	1.50%	1.70%	1.90%	2.10%
Commitment fees on any portion of the Revolving Loan capacity not in use for borrowings or letters of credit at any given time	0.25%	0.30%	0.35%	0.45%	0.50%

We estimate that the interest rate applicable to the borrowings under the Facility would be approximately 2.3% as of December 31, 2012. We incurred approximately $0.5 million in financing and professional costs in connection with the arrangement of the Facility in 2011. These costs are amortized on a straight-line basis as a non-cash charge to interest expense over the term of the Facility.

Notes to Former Owners

We issued subordinated notes to the former owners of acquired companies as part of the consideration used to acquire these companies. These notes had an outstanding balance of $5.0 million as of December 31, 2012 and bear interest, payable annually, at a weighted average interest rate of 3.3%. The maturity date of the outstanding balance is July 2014.

Other Debt

In conjunction with our acquisition of ColonialWebb, we acquired $3.0 million of long-term debt related to an industrial revenue bond associated with its office building and warehouse. Currently, $2.4 million of this debt is outstanding. We have included both the $0.3 million current portion and the $2.1 million long-term portion on our balance sheet as of December 31, 2012. The weighted average interest rate on this variable rate debt as of December 31, 2012 was approximately 0.30%.

10. Income Taxes

Provision for Income Taxes

The provision for income taxes relating to continuing operations consists of the following (in thousands):

	December 31,		
	2012	2011	2010
Current—			
Federal	$ 5,679	$ 2,207	$ 9,474
State and Puerto Rico	1,151	1,673	1,954
	6,830	3,880	11,428
Deferred—			
Federal	2,897	(10,121)	1,501
State and Puerto Rico	318	778	(1,736)
	3,215	(9,343)	(235)
	$10,045	$ (5,463)	$11,193

The difference in income taxes provided for and the amounts determined by applying the federal statutory tax rate to income before income taxes results from the following (in thousands):

	December 31,		
	2012	2011	2010
Income tax expense (benefit) at the statutory rate	$ 7,539	$(13,278)	$11,115
Changes resulting from—			
State income taxes, net of federal tax effect	1,011	(1,972)	924
Increase (decrease) in valuation allowance	455	3,431	(846)
Increase in contingency reserves	198	28	95
Increase (decrease) from noncontrolling interests	565	(118)	—
Non-deductible expenses	481	386	452
Production activity deduction	(378)	—	(391)
Goodwill impairment	—	9,223	—
Purchase accounting adjustments	(210)	(2,992)	—
Other	384	(171)	(156)
	$10,045	$ (5,463)	$11,193

10. Income Taxes (Continued)

Deferred Tax Assets (Liabilities)

Significant components of the net deferred tax assets and net deferred tax liabilities as reflected on the balance sheet are as follows (in thousands):

	Year Ended December 31,	
	2012	**2011**
Deferred income tax assets—		
Accounts receivable and allowance for doubtful accounts	$ 2,293	$ 1,692
Goodwill	—	4,519
Stock compensation	2,444	2,583
Accrued liabilities and expenses	19,661	20,809
State net operating loss carryforwards	4,668	4,604
Other	1,224	1,186
Total deferred income tax assets	30,290	35,393
Deferred income tax liabilities—		
Property and equipment	(5,357)	(5,828)
Long-term contracts	(306)	(237)
Goodwill	(1,124)	—
Intangible assets	(3,932)	(4,762)
Tax accounting method change (Section 481 adjustments)	—	(2,978)
Other	(1,131)	(671)
Total deferred income tax liabilities	(11,850)	(14,476)
Less—Valuation allowance	(4,453)	(3,999)
Net deferred income tax assets	$ 13,987	$ 16,918

The deferred income tax assets and liabilities reflected above are included in the consolidated balance sheets as follows (in thousands):

	December 31,	
	2012	**2011**
Deferred income tax assets—		
Prepaid expenses and other	$19,952	$19,294
Other noncurrent assets	2,324	2,594
Total deferred income tax assets	$22,276	$21,888
Deferred income tax liabilities—		
Other current liabilities	$ 335	$ 328
Deferred income tax liabilities	7,954	4,642
Total deferred income tax liabilities	$ 8,289	$ 4,970

10. Income Taxes (Continued)

As of December 31, 2012, we had $4.9 million of future tax benefits related to $99.9 million of available state and Puerto Rican net operating loss carryforwards ("NOLs") which expire between 2013 and 2032. A valuation allowance of $4.5 million has been recorded against net deferred tax assets of state and Puerto Rican NOLs and other state and Puerto Rican deferred tax assets. We recorded an increase in valuation allowances of $0.5 million for the year ended December 31, 2012. A deferred tax asset for state NOLs, net of related valuation allowance, of $1.9 million reflects our conclusion that it is likely that this asset will be realized based upon expected future earnings in certain subsidiaries. We update this assessment of the realizability of deferred tax assets relating to state net NOLs annually. A return to profitability in our entities with valuation allowances on their NOL's and deferred tax assets would result in a reversal of a portion of the valuation allowance relating to realized deferred tax assets. A sustained period of profitability could cause a change in our judgment of the remaining deferred tax assets. If that were to occur then it is likely that we would reverse some or all of the remaining deferred tax asset valuation allowance.

As of December 31, 2012 and 2011, approximately $0.3 million and $0.5 million, respectively, of unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate. This liability is included in "Other Long-Term Liabilities" in the consolidated balance sheets. We do not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

We recognize potential interest and penalties related to unrecognized tax benefits in income tax expense. We recognized $0.4 million in interest during the year ended December 31, 2012. We did not recognize any interest or penalties during the year ended December 31, 2011. We had accrued approximately $0.7 million and $0.3 million for the payment of interest and penalties at December 31, 2012 and 2011, respectively. Our tax records are subject to review by the Internal Revenue Service for the 2009 tax year forward and by various state authorities for the 2004 tax year forward. We are currently under examination for our U.S. federal income taxes for the 2009 tax year.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance at beginning of year	$ 696	$696	$ 634
Additions based on tax positions related to the current year	—	—	189
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	(197)	—	(127)
Settlements	—	—	—
Balance at end of year	$ 499	$696	$ 696

11. Employee Benefit Plans

We and certain of our subsidiaries sponsor various retirement plans for most full-time and some part-time employees. These plans primarily consist of defined contribution plans. The defined contribution plans generally provide for contributions up to 2.5% of covered employees' salaries or wages. These contributions totaled $5.2 million in 2012, $5.1 million in 2011 and $4.3 million in 2010. Of these amounts, approximately $0.1 million was payable to the plans at December 31, 2012 and 2011.

Certain of our subsidiaries also participate or have participated in various multi-employer pension plans for the benefit of employees who are union members. As of December 31, 2012 and 2011, we had 5 and 7 employees, respectively, who were union members. There were no contributions made to multi-employer pension plans in 2012, 2011 or 2010. The data available from administrators of other multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which our employees participate or previously participated.

Certain individuals at one of our operations are entitled to receive fixed annual payments that reach a maximum amount, as specified in the related agreements, for a 15 year period following retirement or, in some cases, the attainment of 65 years of age. We recognize the unfunded status of the plan as a non-current liability in our Consolidated Balance Sheet. Benefits vest 50% after ten years of service, 75% after fifteen years of service and are fully vested after 20 years of service. We had an unfunded benefit liability of $3.0 million and $2.8 million recorded as of December 31, 2012 and 2011, respectively.

12. Commitments and Contingencies

Leases

We lease certain facilities and equipment under noncancelable operating leases. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $15.2 million, $12.0 million, and $12.8 million, respectively. We recognize escalating rental payments that are quantifiable at the inception of the lease on a straight-line basis over the lease term. Concurrent with the acquisitions of certain companies, we entered into various agreements with previous owners to lease buildings used in our operations. The terms of these leases generally range from three to ten years and certain leases provide for escalations in the rental expenses each year, the majority of which are based on inflation. Included in the 2012, 2011 and 2010 rent expense above are approximately $3.4 million, $2.2 million and $2.3 million of rent paid to these related parties, respectively.

The following represents future minimum rental payments under noncancelable operating leases (in thousands):

Year ended December 31—	
2013	$10,608
2014	7,903
2015	5,912
2016	4,409
2017	3,177
Thereafter	5,005
	$37,014

12. Commitments and Contingencies (Continued)

Claims and Lawsuits

We are subject to certain legal and regulatory claims, including lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in the accompanying consolidated financial statements. While we cannot predict the outcome of these proceedings, in management's opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results or financial condition, after giving effect to provisions already recorded.

In December 2011, we received a letter from Ferguson Enterprises, Inc. ("Ferguson"), a distributor of plumbing supplies and pipe, in which Ferguson stated that it had unintentionally supplied us with gaskets that were mislabeled by a former supplier as being non-asbestos. Ferguson currently states that we bought approximately 34,000 gaskets that might have been mislabeled. Ferguson further disclosed that four Ferguson customers had found asbestos in gaskets above the 1% level at which they can be classified as non-asbestos. No reasonable estimate of liability, if any, is possible at this time.

Surety

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. If we fail to perform under the terms of a contract or to pay subcontractors and vendors who provided goods or services under a contract, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. To date, we are not aware of any losses to our sureties in connection with bonds the sureties have posted on our behalf, and do not expect such losses to be incurred in the foreseeable future.

Surety market conditions are currently challenging as a result of significant losses incurred by many sureties in recent periods, both in the construction industry as well as in certain larger corporate bankruptcies. As a result, less bonding capacity is available in the market and terms have become more restrictive. Further, under standard terms in the surety market, sureties issue bonds on a project-by-project basis, and can decline to issue bonds at any time. Historically, approximately 25% to 35% of our business has required bonds. While we have strong surety relationships to support our bonding needs, current market conditions as well as changes in the sureties' assessment of our operating and financial risk could cause the sureties to decline to issue bonds for our work. If that were to occur, the alternatives include doing more business that does not require bonds, posting other forms of collateral for project performance such as letters of credit or cash, and seeking bonding capacity from other sureties. We would likely also encounter concerns from customers, suppliers and other market participants as to our creditworthiness. While we believe our general operating and financial characteristics, including a significant amount of cash on our balance sheet, would enable us to ultimately respond effectively to an interruption in the availability of bonding capacity, such an interruption would likely cause our revenue and profits to decline in the near term.

12. Commitments and Contingencies (Continued)

Self-Insurance

We are substantially self-insured for workers' compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. Loss estimates associated with the larger and longer-developing risks, such as workers' compensation, auto liability and general liability, are reviewed by a third-party actuary quarterly.

Our self-insurance arrangements currently are as follows:

Workers' Compensation—The per-incident deductible for workers' compensation is $500,000. Losses above $500,000 are determined by statutory rules on a state-by-state basis, and are fully covered by excess workers' compensation insurance.

Employer's Liability—For employer's liability, the per incident deductible is $500,000. We are fully insured for the next $500,000 of each loss, and then have several layers of excess loss insurance policies that cover losses up to $100 million in aggregate across this risk area (as well as general liability and auto liability noted below).

General Liability—For general liability, the per incident deductible is $500,000. We are fully insured for the next $1.5 million of each loss, and then have several layers of excess loss insurance policies that cover losses up to $100 million in aggregate across this risk area (as well as employer's liability noted above and auto liability noted below).

Auto Liability—For auto liability, the per incident deductible is $500,000. We are fully insured for the next $1.5 million of each loss, and then have several layers of excess loss insurance policies that cover losses up to $100 million in aggregate across this risk area (as well as employer's liability and general liability noted above).

Employee Medical—We have two medical plans. The deductible for employee group health claims is $300,000 per person, per policy (calendar) year for each plan. Insurance then covers any responsibility for medical claims in excess of the deductible amount.

Our $100 million of aggregate excess loss coverage above applicable per-incident deductibles represents one policy limit that applies to all lines of risk; we do not have a separate $100 million of excess loss coverage for each of general liability, employer's liability and auto liability.

Companies acquired may have a self-insurance plan in place on the date of acquisition. Generally, the acquired company will remain on a separate policy until the end of the coverage period upon which the acquired company will join the aforementioned self-insurance policy.

13. Stockholders' Equity

Long-Term Incentive Plan for Employees

In May 2006, our stockholders approved the 2006 Equity Incentive Plan (the "2006 Plan") which provides for the granting of incentive or non-qualified stock options, stock appreciation rights,

13. Stockholders' Equity (Continued)

restricted or deferred stock, dividend equivalents or other incentive awards to directors, employees and consultants. The number of shares authorized and reserved for issuance under the 2006 Plan is 3,200,000 shares. As of December 31, 2012, there were 0.7 million shares available for issuance under this plan; however, following adoption of the 2012 Plan (described below), no additional shares will be issued under the 2006 Plan. The 2006 Plan will expire in May 2016.

Non-Employee Directors' Stock Plan

In May 2008, our stockholders approved our Amended and Restated 2006 Equity Compensation Plan for Non-Employee Directors (the "2006 Directors Plan"), which provides for the granting of restricted stock to non-employee directors. The number of shares authorized and reserved for issuance under the 2006 Directors Plan is 300,000 shares. As of December 31, 2012, there were 0.1 million shares available for issuance under this plan; however, following adoption of the 2012 Plan (described below), no additional shares will be issued under the 2006 Directors Plan. The 2006 Directors Plan will expire in May 2016.

Under the 2006 Directors Plan, each participant who has served since at least the previous annual meeting and is continuing in office and each newly elected non-employee director will be awarded an award covering 10,000 shares (which will be the maximum number of shares of Common Stock subject to awards that may be granted to any participant in the aggregate in any calendar year).

Stock options were granted under the 2006 Directors Plan before it was amended in 2008. We have never altered the price of any option after its grant.

2012 Equity Incentive Plan

In May 2012, our stockholders approved our 2012 Equity Incentive Plan (the "2012 Plan"), which provides for the granting of incentive or non-qualified stock options, stock appreciation rights, restricted or deferred stock, dividend equivalents or other incentive awards to directors, employees, or consultants. The number of shares authorized and reserved for issuance under the 2012 Plan is 5,100,000 shares. As of December 31, 2012, there were 5.1 million shares available for issuance under this plan. The 2012 Plan will expire in May 2022.

Share Repurchase Program

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to 1.0 million shares of our outstanding common stock. Subsequently, the Board has from time to time approved extensions of the program to acquire additional shares. Since the inception of the repurchase program, the Board has approved 6.6 million shares to be repurchased.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. We repurchased 0.3 million shares for the year ended December 31, 2012 at an average price of $9.97 per share. Since the inception of the program in 2007 and as of December 31, 2012, we have repurchased a cumulative total of 5.9 million shares at an average price of $10.93 per share.

13. Stockholders' Equity (Continued)

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed considering the dilutive effect of stock options, contingently issuable restricted stock and restricted stock units. The vesting of unvested contingently issuable restricted stock is based on the achievement of certain earnings per share targets. These shares are considered contingently issuable shares for purposes of calculating diluted earnings per share. These shares are not included in the diluted earnings per share denominator until the performance criteria are met, if it is assumed that the end of the reporting period was the end of the contingency period.

Unvested restricted stock and restricted stock units are included in diluted earnings per share, weighted outstanding until the shares and units vest. Upon vesting, the vested restricted stock and restricted stock units are included in basic earnings per share weighted outstanding from the vesting date.

There were approximately 1.0 million and 0.5 million anti-dilutive stock options excluded from the calculation of diluted EPS for the years ended December 31, 2012 and 2010, respectively. Assuming dilution, approximately 0.7 million anti-dilutive stock options were excluded from the calculation of diluted EPS for the year ended December 31, 2011. The effect of 0.2 million of common stock equivalents have been excluded from the calculation of diluted EPS for the year ended December 31, 2011, due to our net loss position in this period.

The following table reconciles the number of shares outstanding with the number of shares used in computing basic and diluted earnings per share for each of the periods presented (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Common shares outstanding, end of period(a)	37,069	37,050	37,532
Effect of using weighted average common shares outstanding	43	339	17
Shares used in computing earnings per share—basic	37,112	37,389	37,549
Effect of shares issuable under stock option plans based on the treasury stock method	87	—	241
Effect of contingently issuable restricted shares	60	—	—
Shares used in computing earnings per share—diluted	37,259	37,389	37,790

(a) Excludes 0.2 million, 0.4 million and 0.4 million shares of unvested contingently issuable restricted stock outstanding for the years ended December 31, 2012, 2011 and 2010, respectively (see Note 14 "Stock-Based Compensation").

14. Stock-Based Compensation

We have various stock-based compensation plans which are administered by the compensation committee of the Board of Directors. Total stock-based compensation expense was $2.8 million,

14. Stock-Based Compensation (Continued)

$3.6 million and $3.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total income tax benefit recognized for stock-based compensation arrangements was $1.0 million, $1.3 million and $1.3 million for each of the years ended December 31, 2012, 2011 and 2010. We present the benefits of tax deductions in excess of recognized compensation costs ("excess tax benefits") as financing cash flows in the consolidated statements of cash flows.

Upon the vesting of restricted shares, we have allowed the holder to elect to surrender an amount of shares to meet their minimum statutory tax withholding requirements. These shares are accounted for as treasury stock based upon the value of the stock on the date of vesting.

Stock Options

The following table summarizes activity under our stock option plans (shares in thousands):

	Year Ended December 31,					
	2012		2011		2010	
Stock Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,056	$10.84	1,061	$ 9.58	1,180	$ 7.77
Granted	190	$11.19	142	$13.87	146	$12.46
Exercised	(103)	$ 3.20	(66)	$ 4.46	(184)	$ 2.58
Forfeited	—	$ —	—	$ —	(12)	$12.32
Expired	—	$ —	(81)	$ 4.82	(69)	$ 2.88
Outstanding at end of year	1,143	$11.59	1,056	$10.84	1,061	$ 9.58
Options exercisable at end of year	810		762		756	

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.8 million, $0.5 million and $1.8 million, respectively. Stock options exercisable as of December 31, 2012 have a weighted-average remaining contractual term of 5.0 years and an aggregate intrinsic value of $1.0 million. As of December 31, 2012, we have 1.1 million options that are vested or expected to vest; these options have a weighted average exercise price of $11.59 per share, have a weighted-average remaining contractual term of 6.1 years and an aggregate intrinsic value of $1.2 million.

14. Stock-Based Compensation (Continued)

The following table summarizes information about stock options outstanding at December 31, 2012 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/12	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/12	Weighted-Average Exercise Price
$1.90 - $2.88	5	0.31	$ 1.90	5	$ 1.90
$6.38 - $7.94	129	2.17	$ 6.53	129	$ 6.53
$10.73 - $12.90	678	6.72	$11.66	440	$11.78
$13.15 - $15.03	331	6.43	$13.54	236	$13.41
$1.90 - $15.03	1,143	6.10	$11.59	810	$11.36

The fair value of each option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. The fair values and the assumptions used for the 2012, 2011 and 2010 grants are shown in the table below:

	Year Ended December 31,		
	2012	2011	2010
Weighted-average fair value per share of options granted	$ 4.03	$ 5.04	$ 4.61
Fair value assumptions:			
Expected dividend yield	1.86%	1.70%	1.73%
Expected stock price volatility	46.5%	44.2%	44.4%
Risk-free interest rate	1.17%	2.24%	2.65%
Expected term	5.3 years	5.3 years	5.3 years

Stock options are accounted for as equity instruments, and compensation cost is recognized using the straight-line method over the vesting period. Stock options generally vest over a three-year vesting period. Certain stock option and restricted stock awards provide for accelerated vesting if the employee retires at any time when the sum of their age and years of service is at least 75. As of December 31, 2012, the unrecognized compensation cost related to stock options was $0.6 million, which is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of options vested during the year ended December 31, 2012 was $0.7 million.

14. Stock-Based Compensation (Continued)

The following table summarizes information about nonvested stock option awards as of December 31, 2012 and changes for the year ended December 31, 2012 (shares in thousands):

Stock Options	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2011	294	$4.71
Granted	190	$4.03
Vested	(151)	$4.54
Forfeited	—	$ —
Nonvested at December 31, 2012	333	$4.40

We generally issue treasury shares for stock options and restricted stock, unless treasury shares are not available.

Restricted Stock and Restricted Stock Units

The following table summarizes activity under our restricted stock plans (shares in thousands):

Restricted Stock and Restricted Stock Units	Shares		
	2012	2011	2010
Unvested at beginning of year	302	312	300
Granted	224	231	245
Vested	(254)	(241)	(228)
Forfeited	—	—	(5)
Unvested at end of year	272	302	312

Approximately $1.1 million of compensation expense related to restricted stock will be recognized over a weighted-average period of 0.8 years. The total fair value of shares vested during year ended December 31, 2012 was $3.0 million. The weighted-average fair value per share of restricted stock shares awarded during 2012, 2011 and 2010 was $10.78, $11.29 and $12.26, respectively. The aggregate intrinsic value of restricted stock vested during the years ended December 31, 2012, 2011 and 2010 was $3.1 million, $2.6 million and $3.0 million, respectively.

Performance Stock Units

Certain equity awards for the year ended December 31, 2012 include dollar-denominated performance vesting restricted stock units. These performance stock units include earnings per share and relative total shareholder return measurements and cliff vest at the end of a three-year period. These vesting conditions will be established at a future date and upon achievement of the necessary performance metrics, the award will be determined in dollars and settled in stock based on the market price of the Company's common stock at the end of the performance period.

COMFORT SYSTEMS USA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2012

15. Quarterly Results of Operations (Unaudited)

Quarterly financial information for the years ended December 31, 2012 and 2011 is summarized as follows (in thousands, except per share data):

	2012			
	Q1	Q2	Q3	Q4
Revenue	$326,902	$353,172	$335,241	$315,870
Gross profit	42,931	54,096	55,521	55,073
Operating income (loss)	(3,003)	7,441	9,767	8,098
Income (loss) from continuing operations	(2,431)	3,949	5,423	4,553
Income (loss) from discontinued operations, net of tax	(237)	98	(98)	592
Net income (loss) including noncontrolling interests	(2,668)	4,047	5,325	5,145
Less: Net income (loss) attributable to noncontrolling interests	(1,639)	(421)	(348)	794
Net income (loss) attributable to Comfort Systems USA, Inc.	(1,029)	4,468	5,673	4,351
INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMFORT SYSTEMS USA, INC.:				
Basic—				
Income (loss) from continuing operations	$ (0.02)	$ 0.12	$ 0.15	$ 0.10
Income (loss) from discontinued operations	(0.01)	—	—	0.02
Net income (loss)	$ (0.03)	$ 0.12	$ 0.15	$ 0.12
Diluted—				
Income (loss) from continuing operations	$ (0.02)	$ 0.12	$ 0.15	$ 0.10
Income (loss) from discontinued operations	(0.01)	—	—	0.02
Net income (loss)	$ (0.03)	$ 0.12	$ 0.15	$ 0.12
Net cash provided by (used in) operating activities	$(19,816)	$ 6,793	$ 16,455	$ 27,078

COMFORT SYSTEMS USA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2012

15. Quarterly Results of Operations (Unaudited) (Continued)

	2011			
	Q1	Q2	Q3(a)	Q4(a)
Revenue	$274,384	$306,417	$322,002	$313,851
Gross profit	34,164	47,895	49,006	50,465
Operating income (loss)	(7,470)	6,815	(46,731)	4,745
Income (loss) from continuing operations	(4,649)	4,172	(36,614)	4,617
Income (loss) from discontinued operations, net of tax	(521)	(1,010)	45	(2,532)
Net income (loss) including noncontrolling interests	(5,170)	3,162	(36,569)	2,085
Less: Net income attributable to noncontrolling interests	—	—	—	338
Net income (loss) attributable to Comfort Systems USA, Inc.	(5,170)	3,162	(36,569)	1,747
INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMFORT SYSTEMS USA, INC.:				
Basic—				
Income (loss) from continuing operations	$ (0.13)	$ 0.11	$ (0.98)	$ 0.12
Income (loss) from discontinued operations	(0.01)	(0.03)	—	(0.07)
Net income (loss)	$ (0.14)	$ 0.08	$ (0.98)	$ 0.05
Diluted—				
Income (loss) from continuing operations	$ (0.13)	$ 0.11	$ (0.98)	$ 0.12
Income (loss) from discontinued operations	(0.01)	(0.03)	—	(0.07)
Net income (loss)	$ (0.14)	$ 0.08	$ (0.98)	$ 0.05
Net cash provided by (used in) operating activities	$(19,066)	$ (4,377)	$ 1,478	$ 51,645

(a) Included in income are goodwill and other intangible asset impairment charges of $55.1 million in the third quarter and $2.2 million in the fourth quarter of 2011.

The sums of the individual quarterly earnings per share amounts do not necessarily agree with year-to-date earnings per share as each quarter's computation is based on the weighted average number of shares outstanding during the quarter, the weighted average stock price during the quarter and the dilutive effects of options and contingently issuable restricted stock in each quarter.

16. Subsequent Events

In late January 2013, the Company entered into an agreement to receive incremental compensation with regards to an ongoing claim it has been pursuing for costs incurred as a result of accelerated work schedules on a large job located in Virginia. The Company is working to resolve a few remaining open issues with its subcontractors. The Company currently expects to receive an estimated benefit during the first quarter of 2013 of between $1.0 and $1.6 million of incremental gross profit arising out of this resolution.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

ITEM 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our executive management is responsible for ensuring the effectiveness of the design and operation of our disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.

Internal Controls over Financial Reporting

Management's report on our internal controls over financial reporting can be found in Item 8 of this report. The Independent Registered Public Accounting Firm's Attestation Report on the effectiveness of our internal controls over financial reporting can also be found in Item 8 of this report.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 9B. ***Other Information***

None.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance***

We have adopted a code of ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer, as well as to our other employees. This code of ethics consists of our Corporate Compliance Policy. The Company has made this code of ethics available on our website, as described in Item 1 of this annual report on Form 10-K. If we make substantive amendments to this code of ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four business days of such amendment or waiver.

The other information called for by this item has been omitted in accordance with the instructions to Form 10-K. The Company will file with the Commission a definitive proxy statement including the other information to be disclosed under this item in the 120 days following December 31, 2012 and such information is hereby incorporated by reference.

ITEMS 11, 12, 13 AND 14.

These items have been omitted in accordance with the instructions to Form 10-K. The Company will file with the Commission a definitive proxy statement including the information to be disclosed under the items in the 120 days following December 31, 2012 and such information is hereby incorporated by reference.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this annual report on Form 10-K:

(1) Consolidated Financial Statements (Included Under Item 8): The Index to the Consolidated Financial Statements is included on page 41 of this annual report on Form 10-K and is incorporated herein by reference.

(2) Financial Statement Schedules:

None.

(b) Exhibits

Reference is made to the Index of Exhibits beginning on page 83 which is incorporated herein by reference.

(c) Excluded financial statements:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMFORT SYSTEMS USA, INC.

By: /s/ BRIAN E. LANE

Brian E. Lane
President and Chief Executive Officer

Date: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRIAN E. LANE Brian E. Lane	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 28, 2013
/s/ WILLIAM GEORGE William George	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2013
/s/ JULIE S. SHAEFF Julie S. Shaeff	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2013
/s/ WILLIAM F. MURDY William F. Murdy	Chairman of the Board	February 28, 2013
/s/ DARCY G. ANDERSON Darcy G. Anderson	Director	February 28, 2013
/s/ HERMAN E. BULLS Herman E. Bulls	Director	February 28, 2013
/s/ ALFRED J. GIARDINELLI, JR. Alfred J. Giardinelli, Jr.	Director	February 28, 2013

Signature	Title	Date
/s/ ALAN P. KRUSI Alan P. Krusi	Director	February 28, 2013
/s/ FRANKLIN MYERS Franklin Myers	Director	February 28, 2013
/s/ JAMES H. SCHULTZ James H. Schultz	Director	February 28, 2013
/s/ CONSTANCE E. SKIDMORE Constance E. Skidmore	Director	February 28, 2013
/s/ VANCE W. TANG Vance W. Tang	Director	February 28, 2013
/s/ ROBERT D. WAGNER, JR. Robert D. Wagner, Jr.	Director	February 28, 2013

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits	Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below	
		Exhibit Number	Filing or File Number
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant	3.1	333-24021
3.2	Certificate of Amendment dated May 21, 1998	3.2	1998 Form 10-K
3.3	Certificate of Amendment dated July 9, 2003	3.3	2003 Form 10-K
3.4	Amended and Restated Bylaws of Comfort Systems USA, Inc.	3.1	March 26, 2012 Form 8-K
4.1	Form of certificate evidencing ownership of Common Stock of the Registrant	4.1	333-24021
*10.1	Comfort Systems USA, Inc. 1997 Long-Term Incentive Plan	10.1	333-24021
*10.2	Comfort Systems USA, Inc. 1997 Non-Employee Directors' Stock Plan	10.2	333-24021
*10.3	Amendment to the 1997 Non-Employee Directors' Stock Plan dated May 23, 2002	10.3	Second Quarter 2002 Form 10-Q/A
*10.4	Comfort Systems USA, Inc. 2006 Equity Incentive Plan	4.5	333-138377
*10.5	Form of Option Award under the Comfort Systems USA, Inc. 2006 Equity Incentive Plan	10.6	2006 Form 10-K
*10.6	Form of Option Award under the Comfort Systems USA, Inc. 2006 Stock Options/SAR Plan for Non-Employee Directors	10.7	2006 Form 10-K
*10.7	Employment Agreement between the Company, Eastern Heating & Cooling, Inc. and Alfred J. Giardinelli, Jr.	10.1	Second Quarter 2003 Form 10-Q
*10.8	Amended and Restated 2006 Equity Compensation Plan for Non-Employee Directors	A	Proxy Statement April 10, 2008
*10.9	2008 Senior Management Annual Performance Plan	B	Proxy Statement April 10, 2008
*10.10	Form of Change in Control Agreement	10.2	First Quarter 2008 Form 10-Q
*10.11	Form of Comfort Systems USA, Inc. Executive Severance Policy	10.3	First Quarter 2008 Form 10-Q
*10.12	Form of Directors and Officers Indemnification Agreement	10.1	May 19, 2009 Form 8-K
*10.13	Summary of 2010 Incentive Compensation Plan	10.1	First Quarter 2010 Form 10-Q

Exhibit Number	Description of Exhibits	Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below	
		Exhibit Number	Filing or File Number
*10.14	Form of Performance Restricted Stock Award Agreement date March 25, 2010	10.17	2010 Form 10-K
10.15	Second Amended and Restated Credit Agreement by and among Comfort Systems USA, Inc., as Borrower and Wells Fargo Bank, National Association, as Administrative Agent/Wells Fargo Securities LLC, as Sole Lead Arranger and Sole Lead Book Runner/Bank of Texas, N.A., Capital One, N.A., and Regions Bank as Co-Syndication Agent/ and Certain Financial Institutions as Lenders	10.1	July 22, 2010 Form 8-K/A
10.16	Stock Purchase Agreement, dated July 28, 2010	10.1	July 30, 2010 Form 8-K
*10.17	Restricted Stock Award Agreement dated November 17, 2010 by Comfort Systems to William George		2010 Form 10-K
*10.18	Summary of 2011 Incentive Compensation Plan	10.1	First Quarter 2011 Form 10-Q
*10.19	Form of Performance Restricted Stock Award Agreement dated March 24, 2011	10.1	March 28, 2011 Form 8-K
*10.20	First Amendment to Comfort Systems USA, Inc. Amended and Restated 2006 Equity Compensation Plan for Non-Employee Directors	10.1	Second Quarter 2011 Form 10-Q
10.21	Amendment No. 1 to Second Amended and Restated Credit Agreement, Second Amended and Restated Security Agreement, and Second Amended and Restated Pledge Agreement	10.1	Third Quarter 2011 Form 10-Q
*10.22	Summary of 2012 Incentive Compensation Plan	10.1	First Quarter 2012 Form 10-Q
*10.23	Form of 2012 Restricted Stock Unit Agreement	10.1	March 30, 2012 Form 8-K
*10.24	Form of 2012 Dollar-denominated Performance Vesting Restricted Stock Unit Agreement	10.2	March 30, 2012 Form 8-K
*10.25	2012 Equity Incentive Plan	A	Proxy Statement April 9, 2012
*10.26	2012 Senior Management Annual Performance Plan	B	Proxy Statement April 9, 2012
21.1	List of subsidiaries of Comfort Systems USA, Inc.		Filed Herewith
23.1	Consent of Ernst & Young LLP		Filed Herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		Filed Herewith

Exhibit Number	Description of Exhibits	Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below	
		Exhibit Number	Filing or File Number
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		Filed Herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Furnished Herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Furnished Herewith
**101.INS	XBRL Instance Document		
**101.SCH	XBRL Taxonomy Extension Schema Document		
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document		
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document		
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document		
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document		

* Management contract or compensatory plan.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.